First Quarter Report
 2006

MI Developments Inc.

PRESS RELEASE
MI DEVELOPMENTS ANNOUNCES 2006 FIRST QUARTER RESULTS

May 3, 2006, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.SV.A, MIM.MV.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three months ended March 31, 2006. All figures are in U.S. dollars.

	REAL ESTATE BUSINESS(1)
	Three months ended March 31,
(in thousands, except per share figures)	2006	2005
Revenues	$43,739	$36,484
Net income	$22,172	$16,414
Funds from operations ("FFO")(2)	$33,216	$26,493
Diluted FFO per share(2)	$0.69	$0.55

	MID CONSOLIDATED(1)
	Three months ended March 31,
(in thousands, except per share figures)	2006	2005
Revenues
Real Estate Business	$43,739	$36,484
Magna Entertainment Corp. ("MEC")(3)	283,834	247,348
Eliminations	(6,396)	(510)

	$321,177	$283,322

Net income (loss)
Real Estate Business	$22,172	$16,414
MEC — continuing operations	2,838	(3,129)
Eliminations	(508)	(433)

Income from continuing operations	24,502	12,852
MEC — discontinued operations(4)	—	330

	$24,502	$13,182

Diluted earnings per share from continuing operations	$0.51	$0.26
Diluted earnings per share	$0.51	$0.27

(1)	Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company.
(2)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under Canadian generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. Please refer to "Reconciliation of Non-GAAP to GAAP Financial Measures" below.
(3)	Excludes revenues from MEC's discontinued operations for 2005.
(4)	MEC's discontinued operations consist of the operations of Flamboro Downs and Maryland-Virginia Racing Circuit, Inc., which were sold by MEC on September 30, 2005 and October 19, 2005, respectively.

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REAL ESTATE BUSINESS

Operating and Development Highlights

In respect of our core rental portfolio of Magna International Inc. ("Magna") facilities, during the first quarter of 2006 we brought on-stream three expansion projects with 152 thousand square feet of leaseable area at a cost of $7.2 million.

During the first quarter of 2006, we received four new expansion projects from Magna totalling 101 thousand square feet with budgeted costs of approximately $8.6 million. At March 31, 2006, the Real Estate Business had eight properties under development: four in Canada, two in Austria and one in each of the United States and the Czech Republic. These expansions to existing facilities will add 273 thousand square feet to our income-producing portfolio. The total anticipated costs related to these projects are approximately $24.3 million, of which $11.9 million had been incurred as of March 31, 2006.

At March 31, 2006, the Real Estate Business had 26.7 million square feet of leaseable area, with annualized lease payments of $149.6 million, representing a return of 10.6% on the gross carrying value of our income-producing portfolio.

Subsequent to the quarter-end, we completed the purchase of a 344 thousand square foot industrial facility including 18.8 acres of land in Saltillo, Mexico from a third party for $11.8 million. On closing, the Real Estate Business assumed an existing lease with a subsidiary of Magna for 60% of the building and entered into a lease with the vendor for the remaining portion of the building.

John Simonetti, Chief Executive Officer, commented, "Our Real Estate Business continues to perform well despite the slow-down in our Magna-related work, which is primarily due to the automotive industry challenges they are experiencing. By diversifying our revenue stream through the MEC financings, we have been able to continue to post strong results. We also continue to monitor our MEC investment very closely, and the addition of the MEC going concern disclosure in the first quarter reinforces the need for MEC to remain focused on the recapitalization plan that we helped them develop last July."

Financial Results

For the three months ended March 31, 2006, revenues were $43.7 million, an increase of 20% over revenues for the three months ended March 31, 2005. The higher revenues reflect ongoing initiatives, including $1.6 million from completed Magna development projects coming on-stream, contractual rent increases on our existing rental portfolio of $0.5 million and $5.9 million of higher interest and other income earned from the financing arrangements with MEC and certain of its subsidiaries, partially offset by $0.1 million of higher straight-line rent reductions. Changes in foreign exchange rates decreased revenues by $0.7 million.

FFO in the three months ended March 31, 2006 was $33.2 million, an increase of $6.7 million or 25% over FFO for the three months ended March 31, 2005 of $26.5 million. This improvement in FFO is due to a revenue increase of $7.3 million and a $0.8 million decrease in general and administrative expenses (as discussed below), partially offset by a $0.8 million increase in net interest expense and a $0.6 million increase in current income tax expense.

Net income for the first quarter of 2006 was $22.2 million, an increase of $5.8 million or 35% over the prior year. The increase resulted from the increase in revenues of $7.3 million and a $0.8 million decrease in general and administrative expenses, partially offset by increased depreciation and amortization of $0.1 million, increased net interest expense of $0.8 million, a $0.1 million lower gain on disposal of real estate and a $1.3 million increase in income tax expense.

General and administrative expenses for the first quarter of 2005 included $1.8 million of costs incurred in association with the Company's review of two proposals brought forth by Greenlight Capital, Inc. General and administrative expenses for the first quarter of 2006 included $0.6 million of costs incurred in association with the Company's defence against the oppression application brought by Greenlight (see "OTHER MATTERS — Litigation"), which were substantially offset by the estimated recovery of such costs under the Company's insurance policy. Excluding these costs, general and administrative expenses increased by $1.0 million in the first quarter of 2006 compared to the prior year, due primarily to $0.5 million of costs associated with repairs and maintenance on an income-producing property and increased salaries and professional fees.

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The debentures we issued in December 2004 are denominated in Canadian dollars and the increase in net interest expense is primarily due to the strengthening of the Canadian dollar against the U.S. dollar, as well as reduced interest income and lower capitalized interest. Interest income decreased to $1.0 million in the first quarter of 2006 compared to $1.4 million in the first quarter of 2005, due to a reduction in cash available for short-term investment, partially offset by a rise in interest rates. Capitalized interest decreased to $0.2 million in the first quarter of 2006 compared to $0.4 million in the first quarter of 2005.

In the three months ended March 31, 2006, the Real Estate Business' income tax expense was $5.1 million, representing an effective income tax rate of 18.6% compared to an effective tax rate for the three months ended March 31, 2005 of 18.5%.

MAGNA ENTERTAINMENT CORP.

At March 31, 2006, the market value of MID's shareholding in MEC was $426.6 million, based on the closing price of $6.79 per share for MEC Class A Subordinate Voting Stock (NASDAQ: MECA) on that date.

MEC's racetracks operate for prescribed periods each year. As a result, racing revenues and operating results for any quarter will not be indicative of MEC's revenues and operating results for the year. MEC's comparative results for the first quarter of 2005 have been restated to reflect only continuing operations. Discontinued operations for the three months ended March 31, 2005 reflect the results of Flamboro Downs, the sale of which was completed on October 19, 2005, and Maryland-Virginia Racing Circuit, Inc., the sale of which was completed on September 30, 2005.

MEC's revenues for the three months ended March 31, 2006 were $283.8 million, a 15% increase over revenues of $247.3 million in the prior year. The increase in revenues is primarily due to increased revenues from the casino operations at Remington Park, increased revenues in MEC's California operations due to 19 additional live race days at Golden Gate Fields and increased attendance and higher levels of wagering at Santa Anita Park, increased revenues due to the opening of the new grandstand facility at Gulfstream Park and the availability of the new turf course at Laurel Park and increased wagering revenues at MagnaBet™, MEC's European account wagering platform.

Earnings before interest, taxes, depreciation and amortization from MEC's continuing operations, excluding the dilution gain and minority interest impact ("EBITDA"), was $29.4 million for the first quarter in 2006, compared to $11.7 million in the prior year. The $17.7 million improvement in EBITDA for the three months ended March 31, 2006 is primarily due to $36.5 million of increased revenue and $2.9 million of gains on the disposal of real estate, partially offset by $17.6 million of increased purses, awards and other expenses and $4.4 million of increased operating costs.

Net income for the three months ended March 31, 2006 was $2.8 million, compared to a net loss of $2.8 million in the three months ended March 31, 2005. The increase in net income was due primarily to the increase in EBITDA noted above, partially offset by increased interest expense on MEC's Gulfstream Park and Remington Park project financings and bridge loan facility with a subsidiary of the Company, increased depreciation expense primarily as a result of the opening of the new clubhouse facility at Gulfstream Park in the quarter and the opening of the Remington Park casino facility in November 2005 and an increased minority interest expense due to the increase in MEC's net income before the impact of dilution gain and minority interest.

OTHER MATTERS

Directors

On May 2, 2006, Messrs. John Barnett and Frank Vasilkioti were appointed to the Board, and Mr. Douglas Young resigned having previously informed the Board that he would not be standing for re-election. Mr. Barnett was also appointed MID's Lead Director.

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Dividends

MID's Board of Directors has declared a dividend on MID's Class A Subordinate Voting Shares and Class B Shares for the first quarter ended March 31, 2006. A dividend of $0.15 per share is payable on or after June 15, 2006 to shareholders of record at the close of business on May 31, 2006.

Litigation

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and vigorously defended against it. The hearing of the application concluded on March 1, 2006 and the judge reserved his decision on the matter.

Toronto Stock Exchange ("TSX") Symbol Change

As a result of a decision by the TSX to discontinue its symbol extension program, effective June 5, 2006, the Company's stock symbols on the TSX will change from MIM.SV.A and MIM.MV.B to MIM.A and MIM.B, respectively.

ABOUT MID

MID is a real estate operating company engaged in the ownership, management, leasing, development and acquisition of industrial and commercial real estate properties. Virtually all of its income-producing properties are under lease to Magna and its subsidiaries. MID also holds a controlling investment in MEC, a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets.

For further information, please contact Doug Tatters, Executive Vice-President and Chief Financial Officer, at 905-726-7507.

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RECONCILIATION OF NON-GAAP TO GAAP FINANCIAL MEASURES
REAL ESTATE BUSINESS
RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Three months ended March 31,
	2006	2005
Net income	$22,172	$16,414
Add back (deduct) non-cash items:
Depreciation and amortization	9,371	9,272
Future income taxes	1,678	905
Gain on disposal of real estate	(5)	(98)

Funds from operations	$33,216	$26,493

Basic and diluted funds from operations per share	$0.69	$0.55

Average number of shares outstanding (thousands)
Basic	48,290	48,227
Diluted	48,346	48,299

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FORWARD-LOOKING STATEMENTS

The contents of this press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2005, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2005. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and
Financial Position

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three months ended March 31, 2006. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three months ended March 31, 2006 and the audited consolidated financial statements for the year ended December 31, 2005, both of which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is prepared as at May 1, 2006. Additional information relating to MID, including the Annual Information Form dated March 30, 2006, can be found on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

GENERAL

Overview

MID's principal business is the ownership, management, leasing, development and acquisition of industrial and commercial properties (the "Real Estate Business"). The Company also holds a controlling investment in Magna Entertainment Corp. ("MEC"), a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets.

MEC's racetrack properties, which include under-utilized lands adjacent to some of the racing operations, are located in premier urban real estate markets in the United States. MEC plans to develop certain of these under-utilized lands and re-develop certain of the properties used in its racing operations. MID believes that MEC is well-positioned to continue to capitalize on legislative changes in certain states across the United States that will permit racetracks to introduce alternative gaming, as was done in November 2005 at MEC's Remington Park facility in Oklahoma. MID's relationship with MEC provides the Real Estate Business with the opportunity to participate in the development or redevelopment of MEC's lands and properties, including those used in its core racing and alternative gaming operations.

Segments

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations are segmented between wholly-owned operations (the Real Estate Business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas in the case of MEC, such responsibility resides with MEC's separate board of directors and executive management.

MID controls 96% of the votes attached to MEC's outstanding stock (representing a 58% equity stake), and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 50% of the Company's consolidated total assets, excluding MEC's assets held for sale, as at March 31, 2006, and 88% of the Company's consolidated revenues for the three months ended March 31, 2006. The Company's consolidated statements of income (loss), consolidated statements of cash flows, consolidated balance sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

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Foreign Currencies

Fluctuations in the U.S. dollar's value relative to other currencies (in particular, the euro and the Canadian dollar) will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow. The following table reflects the changes in the average exchange rates during the three months ended March 31, 2006 and 2005, as well as the exchange rates as at March 31, 2006 and December 31, 2005, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average exchange rates for the three months ended March 31,			Exchange rates as at
				March 31, 2006	December 31, 2005
	2006	2005	Change			Change
1 Canadian dollar equals U.S. dollars	0.866	0.816	6%	0.857	0.858	—
1 euro equals U.S. dollars	1.203	1.311	(8%)	1.214	1.184	3%

The results of Canadian and European operations are translated into U.S. dollars using the average exchange rates for the periods as shown in the preceding table. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses and income. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

REAL ESTATE BUSINESS

Overview

The Real Estate Business of MID comprises a global portfolio of 109 income-producing industrial and commercial properties located in 10 countries: Canada, Austria, the U.S., Mexico, Germany, Belgium, the United Kingdom, Spain, Poland and the Czech Republic. The Company owns properties representing 26.7 million square feet of leaseable area with a net book value of approximately $1.2 billion. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

Magna International Inc. and its subsidiaries (collectively, "Magna") are the tenant for all but four of the Real Estate Business' income-producing properties. Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, South America and Asia. Magna's operating divisions are grouped along product lines into ten broad product areas: metal body and chassis, closures, electronics, exteriors, interiors, mirrors, powertrain, roof systems, seating, and complete vehicle engineering and assembly.

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

•
leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
tenant's right of first refusal on sale of property.

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Highlights

	Three months ended March 31,
(in millions, except per share information)	2006	2005	Change
Rental revenues	$37.3	$36.0	4%
Interest and other income from MEC	$6.4	$0.5
Net income	$22.2	$16.4	35%
Funds from operations ("FFO")(1)	$33.2	$26.5	25%
Diluted FFO per share(1)	$0.69	$0.55	25%

	As at
(in millions, except number of properties)	March 31, 2006	December 31, 2005	Change
Number of income-producing properties	109	109	—
Leaseable area (sq.ft.)	26.7	26.5	1%
Annualized lease payments ("ALP")(2)	$149.6	$145.6	3%
Income-producing property, gross ("IPP")	$1,413.4	$1,391.4	2%
ALP as percentage of IPP	10.6%	10.5%

(1)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other companies. For a reconciliation of FFO to net income, see the table under the heading "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Funds From Operations".

(2)
Annualized lease payments represent what the total annual rent of the Company would be if the lease payments as at the last day of the period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the period as noted previously in the table under the heading "GENERAL — Foreign Currencies".

Real Estate Business Results of Operations

Rental Revenue

Rental revenue, three months ended March 31, 2005	$36.0
Completed projects on-stream	1.6
Contractual rent increases	0.5
Effect of changes in foreign currency exchange rates	(0.7)
Increase in straight-line rent reduction adjustment	(0.1)

Rental revenue, three months ended March 31, 2006	$37.3

Projects representing 1.0 million square feet of leaseable area, brought on-stream in 2005, contributed $1.5 million of additional revenue in the first quarter of 2006. Similarly, during the first quarter of 2006, 0.2 million square feet were brought on-stream, contributing $0.1 million of revenue (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Annualized Lease Payments" for further details of projects brought on-stream in the first quarter of 2006).

In the first quarter of 2006, annual contractual rent increases contributed $0.3 million in additional revenue, while other contractual rent increases contributed $0.2 million in additional revenue.

Changes in foreign exchange rates resulted in a $0.7 million decrease in the reported U.S. dollar amount of rental revenues.

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Interest and Other Income from MEC

Interest and other income from MEC, which represents the interest and fees earned in relation to loan facilities between a subsidiary of MID (the "MID Lender") and MEC and certain of its subsidiaries (see "REAL ESTATE BUSINESS — Loans Receivable from MEC" for further details), increased by $5.9 million from $0.5 million in the three months ended March 31, 2005 to $6.4 million in the three months ended March 31, 2006. The increase in the first quarter of 2006 is due primarily to the increased level of borrowings by MEC and certain of its subsidiaries during the first quarter of 2006 compared to the first quarter of 2005.

General and Administrative Expenses

General and administrative expenses for the first quarter of 2005 included $1.8 million of costs incurred in association with the Company's review of, and subsequent recommendation by its Board of Directors to vote against, two proposals brought forth by Greenlight Capital, Inc. (the "Shareholder's Proposals"). General and administrative expenses for the first quarter of 2006 included $0.6 million of costs incurred in association with the Company's defence against the oppression application brought by Greenlight Capital, Inc. (see "COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS"), which were substantially offset by the estimated recovery of such costs under the Company's insurance policy. Excluding these costs, general and administrative expenses increased by $1.0 million in the first quarter of 2006 compared to the prior year, due primarily to $0.5 million of costs associated with repairs and maintenance on an income-producing property and increased salaries and professional fees.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 1% to $9.4 million in the three months ended March 31, 2006, compared to $9.3 million in the three months ended March 31, 2005, due primarily to new projects brought on-stream since March 31, 2005, partially offset by a net reduction caused by fluctuations in the foreign exchange rates used to translate the Real Estate Business' Canadian and European operations.

Interest Expense, net

Net interest expense was $2.5 million in the three months ended March 31, 2006, compared to $1.7 million for the three months ended March 31, 2005. The Company's Senior Unsecured Debentures (the "Debentures") are denominated in Canadian dollars and the increase in net interest expense is primarily due to the strengthening of the Canadian dollar against the U.S. dollar as well as reduced interest income and lower capitalized interest. Interest income decreased to $1.0 million in the first quarter of 2006 compared to $1.4 million in the first quarter of 2005, due to a reduction in cash available for short-term investment, partially offset by a rise in interest rates. Capitalized interest decreased to $0.2 million in the first quarter of 2006 compared to $0.4 million in the first quarter of 2005.

Gain on Disposal of Real Estate

In the three months ended March 31, 2006, the Real Estate Business recognized a nominal gain on the disposal of a property held for sale, compared to a net gain of $0.1 million on the disposal of two properties held for sale in the three months ended March 31, 2005.

Income Taxes

In the three months ended March 31, 2006, the Real Estate Business' income tax expense was $5.1 million, representing an effective income tax rate of 18.6% compared to an effective tax rate for the three months ended March 31, 2005 of 18.5%. As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. The increase in the effective tax rate is due primarily to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates.

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Net Income

Net income for the first quarter of 2006 was $22.2 million, an increase of $5.8 million or 35% over the prior year. The increase resulted from the increase in revenues of $7.3 million and a $0.8 million decrease in general and administrative expenses, partially offset by increased depreciation and amortization of $0.1 million, increased net interest expense of $0.8 million, a $0.1 million lower gain on disposal of real estate and a $1.3 million increase in income tax expense.

Funds From Operations

	Three months ended March 31,
(in thousands, except per share information)	2006	2005	Change
Net income	$22,172	$16,414	35%
Add back (deduct) non-cash items:
Depreciation and amortization	9,371	9,272	1%
Future income taxes	1,678	905	85%
Gain on disposal of real estate	(5)	(98)

FFO	$33,216	$26,493	25%

Basic and diluted FFO per share	$0.69	$0.55	25%

Average number of shares outstanding
Basic	48,290	48,227
Diluted	48,346	48,299

FFO in the three months ended March 31, 2006 was $33.2 million, an increase of $6.7 million or 25% over FFO for the three months ended March 31, 2005 of $26.5 million. This improvement in FFO is due to a revenue increase of $7.3 million and a $0.8 million decrease in general and administrative expenses, partially offset by a $0.8 million increase in net interest expense and a $0.6 million increase in current income tax expense.

Quarterly FFO and diluted FFO per share figures are shown below for the last eight quarters (in thousands, except per share information):

	Q2 2004	Q3 2004	Q4 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006
FFO(1)	$23,254	$19,844	$26,575	$26,493	$26,377	$31,961	$28,743	$33,216
Diluted FFO per share(1)	$0.48	$0.41	$0.55	$0.55	$0.55	$0.66	$0.60	$0.69
Diluted shares outstanding	48,215	48,160	48,184	48,299	48,308	48,327	48,343	48,346

(1)
FFO for 2005 includes (i) costs incurred in association with the Shareholder's Proposals and related litigation in the amounts of $1.8 million, $0.8 million, $0.8 million and $1.9 million ($1.2 million, $0.5 million, $0.5 million and $1.2 million, net of income taxes) in the first, second, third and fourth quarters, respectively, and (ii) a $3.1 million current tax recovery recognized in the third quarter of 2005 (and offset by an equal future tax expense) related to accelerated tax depreciation the Company qualified for with respect to certain properties acquired prior to January 1, 2005. FFO for 2004 includes (i) $3.1 million of costs ($1.9 million net of income taxes) related to employee settlement expenses incurred in the third quarter, and (ii) $2.7 million of costs ($2.4 million net of income taxes) in the third quarter related to the Company's decision that it would not proceed with its offer to acquire all the outstanding shares of Class A Subordinate Voting Stock of MEC not owned by MID (the "Proposed MEC Privatization").

Annualized Lease Payments

Annualized lease payments, as at December 31, 2005	$145.6
Contractual rent increases	1.8
Completed projects on-stream	0.7
Effect of changes in foreign currency exchange rates	1.4
Other	0.1

Annualized lease payments, as at March 31, 2006	$149.6

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Annualized lease payments at March 31, 2006 were $149.6 million, an increase of $4.0 million or 3% compared to annualized lease payments of $145.6 million at December 31, 2005. During the first quarter of 2006, annual contractual rent increases resulted in a $1.1 million increase in annualized lease payments, while other contractual rent increases resulted in a $0.7 million increase in annualized lease payments. Annualized lease payments increased by $0.7 million from the completion of three expansion projects with 152 thousand square feet of leaseable area, all leased to Magna, which were brought on-stream during the first quarter of 2006. Changes in foreign exchange rates increased annualized lease payments by $1.4 million due to the weakening of the U.S. dollar against the euro at March 31, 2006 compared to December 31, 2005.

The annualized lease payments by currency at March 31, 2006 and December 31, 2005 were as follows:

	March 31, 2006		December 31, 2005
euro	$59.2	40%	$57.0	39%
Canadian dollar	47.9	32	46.8	32
U.S. dollar	40.4	27	39.7	27
Other	2.1	1	2.1	2

	$149.6	100%	$145.6	100%

During the three months ended March 31, 2006, the Real Estate Business also entered into an agreement to purchase a 344 thousand square foot building and 18.8 acres of land in Saltillo, Mexico from a third party for $11.8 million, including transaction costs, to be paid in cash. The acquisition of this property closed in April 2006. On closing, the Real Estate Business assumed an existing lease with a subsidiary of Magna for 60% of the building and entered into a lease with the vendor for the remaining portion of the building, which leases expire in approximately seven years and two years, respectively.

Magna has informed MID of its plan to engage in a plant rationalization as a result of significant restructuring in the global automotive industry. Magna's rationalization plan includes seven facilities currently under lease from the Company, including three in North America and four in Europe. These facilities represent 608 thousand square feet of leaseable area with annualized lease payments of $2.6 million. The net book value of these facilities at March 31, 2006 was $20.0 million. Magna continues to be bound by the terms of the lease agreements with the Company regardless of its plant rationalization plan.

The impact of Magna's rationalization plan on MID to date has been relatively minor. However, as a result of this initiative and challenges in the automotive industry, the pace of Magna-related construction projects has slowed and MID management believes that this trend may continue.

Real Estate Business Statements of Cash Flows

Cash Provided by Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $30.3 million in the three months ended March 31, 2006, compared to $26.3 million in the three months ended March 31, 2005. The increase of $4.0 million is due primarily to an increase in net income of $5.8 million, partially offset by a $1.8 million decrease in non-cash items, due primarily to an increase in non-cash interest income from two of MEC's subsidiaries of $2.9 million, partially offset by an increase in future income taxes of $0.8 million.

For the three months ended March 31, 2006, changes in non-cash balances used cash of $2.2 million, compared to $7.0 million of cash generated from changes in the first quarter of 2005. This decrease of $9.2 million over the prior year is due primarily to a reduction in deferred revenue balances by $1.9 million in the first quarter of 2006, compared to a build-up of deferred revenue balances of $7.3 million in the first quarter of 2005.

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Cash Used in Investing Activities

For the three months ended March 31, 2006, the Real Estate Business, through the MID Lender, advanced $43.3 million to MEC and its subsidiaries under the loan facilities (see "REAL ESTATE BUSINESS — Loans Receivable from MEC" for further details) and spent $8.9 million on real estate property expenditures.

Cash Used in Financing Activities

In the three months ended March 31, 2006, the Real Estate Business used $0.1 million to repay long-term debt relating to mortgages payable on two properties.

Real Estate Assets

Overview

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development, properties held for development and properties held for sale. The net book values of the Real Estate Business' real estate assets are as follows:

	March 31, 2006	December 31, 2005
Income-producing real estate properties	$1,180.8	$1,170.5
Properties held for development	100.8	100.4
Properties under development	11.9	13.9
Properties held for sale	23.7	23.9

Real estate properties, net	$1,317.2	$1,308.7

Income-Producing Properties

At March 31, 2006, the Real Estate Business had 109 income-producing properties under operating leases, representing 26.7 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and used by Magna primarily to provide automotive parts and modules for assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna. The book value of the income-producing portfolio by country as at March 31, 2006 was as follows:

	Book Value	Percent of Total
Canada	$383.2	33%
Austria	329.8	28
U.S.	250.0	21
Germany	108.9	9
Mexico	69.2	6
Other countries	39.7	3

	$1,180.8	100%

Properties Under Development

At March 31, 2006, the Real Estate Business had eight properties under development: four in Canada, two in Austria and one in each of the United States and the Czech Republic. These expansions to existing facilities will add 273 thousand square feet to our income-producing portfolio. The total anticipated costs related to these projects are approximately $24.3 million, of which $11.9 million had been incurred as of March 31, 2006.

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Properties Held for Development

At March 31, 2006, the Real Estate Business had 1,473.9 acres of land with a net book value of $100.8 million held for future development. Included in this amount is 790.7 acres of land in Simmesport, Louisiana that the Company purchased for $2.4 million in the fourth quarter of 2005. The Company intends to donate up to 50 acres of this land to a not-for-profit organization established to assist the victims of Hurricane Katrina with charitable funding coming from Magna and other Canadian sponsors. The remaining parcel of land will be leased to the not-for-profit organization for a period of five years at a nominal cost. Excluding the Louisiana lands, the company holds 683.2 acres of land, which is unchanged from December 31, 2005. The net book value of this land is $98.4 million, compared to $98.0 million at December 31, 2005. This $0.4 million difference in the net book value of properties held for developments is due primarily to the weakening of the U.S. dollar against the euro and additional costs related to the properties.

Properties Held for Sale

At March 31, 2006, properties held for sale had a net book value of $23.7 million, compared to a net book value of $23.9 million at December 31, 2005. The decrease in book value was caused by the sale of a property in the first quarter of 2006. Properties held for sale include four parcels of vacant land in North America totalling 305.0 acres with a net book value of $20.4 million.

Loans Receivable from MEC

MEC Bridge Loan

In July 2005, the MID Lender provided MEC with a 13-month bridge loan of up to $100.0 million expiring August 31, 2006. The bridge loan bears interest, at MEC's option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to the London Interbank Offered Rate ("LIBOR") plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%. In February 2006, the MID Lender agreed to make the third and final tranche of the bridge loan, in the amount of $25.0 million, available to MEC and to waive compliance with a financial covenant contained in the bridge loan in relation to Golden Gate Fields for the period ended December 31, 2005. Concurrently, a similar waiver was provided to MEC under its $50.0 million senior secured revolving credit facility with a bank (the "MEC Credit Facility"). Upon the third tranche becoming available, MEC paid the MID Lender an arrangement fee of $0.5 million and, in connection with the waiver, also paid a fee of $250 thousand and all of the MID Lender's associated costs. In addition, MEC pays an annual commitment fee equal to 1.0% of the undrawn facility.

Also in February 2006, as a result of the fact that MEC had not, prior to December 1, 2005, entered into an agreement to sell The Meadows subject only to the approval of the Pennsylvania Harness Racing Commission (the agreement of sale that MEC entered into was subject to an additional condition requiring receipt by The Meadows of a Conditional Category 1 slot licence pursuant to the Pennsylvania Race Horse Development and Gaming Act), the bridge loan agreement was amended by the MID Lender and MEC in order to add certain MEC subsidiaries as additional guarantors and to have such subsidiaries grant the MID Lender additional security, including mortgages on properties owned by such subsidiaries in California, New York and Ohio.

As a result of the fact that on April 3, 2006 MEC received notice that its agreement to sell approximately 157 acres of under-utilized real estate in Palm Beach County, Florida had been terminated by the proposed purchaser (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"), a mortgage in favour of the MID Lender was also registered against such real estate under the terms of the bridge loan.

As at March 31, 2006, there was a balance of $89.3 million due under the bridge loan, including $0.1 million of interest and fees receivable.

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MEC Project Financings

The MID Lender has made available two separate project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park. The project financing facilities have a term of 10 years from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

Prior to the relevant completion date, amounts outstanding under each facility bore interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. Since the relevant completion date, amounts outstanding under each facility bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest will be deferred. However, commencing on the completion date for Remington Park, under certain circumstances a portion of cash from the operations of the Remington Park borrower must be used to pay deferred interest on the Remington Park project financing plus a portion of the principal under the facility equal to the deferred interest on the Gulfstream Park project financing. To date, no such amount had been repaid. Commencing January 1, 2007, the MID Lender will receive monthly blended payments of principal and interest based on a 25-year amortization period under each of the project financing facilities.

As at March 31, 2006, there was a balance of $119.5 million due under the Gulfstream Park project financing, including $6.4 million of accrued interest. At March 31, 2006, there was a balance of $30.4 million due under the Remington Park project financing, including $1.0 million of accrued interest. Subsequent to March 31, 2006, a further $4.8 million was advanced to MEC under the Gulfstream Park project financing facility.

MAGNA ENTERTAINMENT CORP.

Overview

MEC owns and operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Pennsylvania, Ohio, Michigan, Oregon, and Ebreichsdorf, Austria. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and is one of the world's leading suppliers, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages eleven thoroughbred racetracks, one standardbred (harness racing) racetrack and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. Two of MEC's racetracks, Remington Park and Magna Racino™, include casino operations with alternative gaming machines. In addition, MEC operates off-track betting ("OTB") facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races run at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai, and a European account wagering service known as MagnaBet™. MEC also owns and operates HorseRacing TV™ ("HRTV™"), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network ("RTN"). HRTV™ is currently distributed to more than 12 million cable and satellite TV subscribers. RTN, in which MEC has a minority interest, was formed to telecast races from MEC's racetracks and other racetracks, via private direct to home satellite, to paying subscribers. MEC also owns RaceONTV™ in Europe, which distributes North American racing content from MEC's racetracks and other U.S. racetracks that have agreed to participate in MEC's international distribution network to locations outside North America. MEC also owns a 30% equity interest in AmTote International, Inc. ("AmTote"), a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.

In addition to its racetracks, MEC owns a significant real estate portfolio, which includes two golf courses and related recreational facilities, as well as three residential developments in various stages of development in Austria, the United States and Canada. While MEC is exploring the development of some of its real estate, MEC may sell its residential developments and certain other real estate in order to generate additional capital for its racing and gaming business. In the first quarter of 2006, MEC completed the sale to Magna of a property held for sale located in the United States for net proceeds of approximately $5.6 million. MEC is required to

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use the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility. MEC is also working with potential developers and strategic partners for the development of leisure and entertainment or retail-based real estate projects on the under-utilized land surrounding, or adjacent to, certain of MEC's premier racetracks. MEC has entered into a Limited Liability Company Agreement with Forest City Enterprises, Inc. ("Forest City") with respect to the planned development of "The Village at Gulfstream Park™", a mixed-use retail, entertainment and residential project on a portion of the Gulfstream Park property (see further discussion below).

Recent Developments and Current Initiatives

Effective as of April 13, 2006, MEC has entered into agreements to sell a restaurant and related real estate located in the United States. Under the terms of the agreements, MEC will receive approximately $1.7 million at closing, subject to a working capital adjustment and other customary closing conditions. MEC expects the transaction to close on May 26, 2006 and to result in a gain of approximately $1.4 million. MEC is required to use the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility.

On April 7, 2006, MEC announced that it had reached a definitive agreement with Churchill Downs Incorporated ("CDI") and Racing UK, a media rights company and subscription television channel owned by 31 British racecourses, to partner in a subscription television channel called "Racing World" to broadcast races from MEC and CDI racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland. Racing World, which launched on March 8, 2006, will offer exclusive distribution of MEC and CDI racing content. As part of the agreement, MEC, CDI and Racing UK will take ownership positions in Racing World, with MEC and CDI contributing their respective in-home video and wagering rights in the United Kingdom and Ireland, and Racing UK will manage the day-to-day channel operations.

On April 3, 2006, MEC announced that an agreement of sale previously entered into between one of its subsidiaries that owns 157 acres of excess real estate in Palm Beach County, Florida and Toll Bros, Inc., a Pennsylvania real estate development company, had been terminated. Certain aspects of the purchaser's development plan had faced opposition from within Palm Beach County. MEC is currently considering its options with respect to the property. As at March 31, 2006, MEC has determined that the plan of sale criteria under GAAP is no longer met and, accordingly, the property has been reclassified from MEC's "assets held for sale" to MEC's "real estate properties" on the Company's unaudited interim consolidated balance sheets.

On March 14, 2006, MEC announced that it had reached an agreement for one of its Austrian subsidiaries to distribute premium North American horse racing content directly to Ladbrokes' licensed betting shops throughout the United Kingdom and Ireland. The service is being provided to Ladbrokes Xtra, a new betting environment being rolled out to approximately 2,000 Ladbrokes shops across the United Kingdom and Ireland, and features premier racing content from MEC and other quality North American tracks.

On March 14, 2006, MEC announced that it had initiated a search for a new Chief Executive Officer to replace Mr. Tom Hodgson, who stepped down from the role on March 31, 2006. Until a replacement candidate is identified, Mr. Frank Stronach, MEC's current Chairman, has assumed the role of Interim Chief Executive Officer.

On February 27, 2006, MEC announced the formation of PariMax Inc., a new company to oversee the development of MEC's various electronic distribution platforms, including XpressBet®, HRTV™, MagnaBet™, RaceONTV™ and MEC's 30% stake in AmTote. PariMax will focus on the development of complete wagering solutions and will concentrate on serving the global wagering market by developing product lines which meet the needs of both distribution partners and end consumers worldwide.

On November 9, 2005, MEC announced that it had entered into a share purchase agreement with PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc. and a fund managed by Oaktree Capital Management, LLC ("Oaktree" and together with PA Meadows, LLC, "Millennium-Oaktree"), providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc., each MEC wholly-owned subsidiaries through which MEC currently owns and operates The Meadows, a standardbred racetrack in Pennsylvania. Subject to the termination provisions in

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the share purchase agreement, the sale is scheduled to close following receipt of approval from the Pennsylvania Harness Racing Commission, receipt by The Meadows of a Conditional Category 1 slot license pursuant to the Pennsylvania Race Horse Development and Gaming Act, and the satisfaction of certain other customary closing conditions. Under the terms of the share purchase agreement, Millennium-Oaktree will pay MEC $225.0 million and MEC will continue to manage the racing operations at The Meadows on behalf of Millennium-Oaktree pursuant to a minimum five-year racing services agreement. The purchase price is payable in cash at closing, subject to a holdback amount of $39.0 million, which will be released over time in accordance with the terms of the share purchase agreement.

On July 22, 2005, MEC announced a recapitalization plan intended to recapitalize MEC's balance sheet through the sale of certain non-strategic assets, with proceeds realized from those assets being applied to reduce debt. To date, MEC has completed, or entered into, agreements to sell non-strategic assets that are expected to generate net proceeds aggregating more than $300.0 million. These transactions include the sale of Flamboro Downs, a harness track in Canada, and the sale of a subsidiary that has a management contract for the Colonial Downs racetrack in Virginia, both of which were sold in 2005 for aggregate gross proceeds of approximately $76.0 million. In March 2006, MEC completed the sale to Magna of a property held for sale for net proceeds of approximately $5.6 million. In April 2006, MEC entered into an agreement to sell a restaurant and related real estate for proceeds of approximately $1.7 million. The remainder of the expected net proceeds are to be generated from the sale of The Meadows to Millennium-Oaktree.

Initiatives related to the passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, are actively underway in a number of states in which MEC operates. The passage of such legislation can be a long and uncertain process. In addition, should alternative gaming legislation be enacted in any jurisdiction in which MEC operates, there are a number of factors that will determine the viability and profitability of such an operation at MEC's racetracks. These factors include, without limitation, the income or revenue sharing terms contained in the legislation and applicable licences, the conditions governing the operation of the gaming facility, the number, size and location of the other sites which are licensed to offer alternative gaming in competition with MEC, the availability of financing on acceptable terms, and the provisions of any ongoing agreements with the parties from whom MEC purchased the racetrack in question. Alternative gaming legislation passed in each of Pennsylvania and Oklahoma in 2004 and in Florida in early 2006.

(a)   Florida

  On December 8, 2005, MEC announced that the Florida Legislature had passed legislation authorizing the operation of slot machines within existing licensed Broward County pari-mutuel facilities that have conducted live racing or games during each of 2002 and 2003. MEC's Gulfstream Park racetrack, located in Broward County, is a licensed pari-mutuel facility that has conducted live racing during each of 2002 and 2003. Under the legislation, each qualifying facility will be entitled to offer up to 1,500 Class III slot machines, subject to a state tax rate of 50% on gross gaming revenues ("GGR"). Each facility will also be subject to a $3.0 million annual licence fee intended to cover administrative costs. In addition, each facility has entered into separate contracts under which Broward County and the city in which the facility conducts pari-mutuel gaming will receive an aggregate of 3.2% of that facility's GGR not exceeding $250.0 million and 4.5% of that facility's GGR in excess of $250.0 million. On January 4, 2006, the Governor of Florida signed the legislation into law. The Division of Pari-mutuel Wagering will oversee the conduct of slot machine operations and will be required to develop the governing rules and regulations. Draft rules and regulations were released on April 21, 2006 for public comment and a public hearing has been scheduled for May 23, 2006. The Division of Pari-mutuel Wagering is required to release final rules and regulations within 180 days of the signing of the legislation into law, failing which the facilities will be entitled to operate pursuant to temporary licences. Since the signing of the legislation in January 2006, MEC has made significant efforts to secure a purse agreement with the Florida Horsemen's Benevolent and Protective Association ("FHBPA") with no success. On April 28, 2006, MEC announced that it had advised the FHBPA of its intention to proceed with arbitration under the Florida Statutes as a means of reaching a purse agreement. MEC is currently considering redevelopment opportunities with respect to a slot facility at Gulfstream Park.

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(b)   Oklahoma

  On November 21, 2005, MEC opened a gaming facility with 650 electronic gaming machines at Remington Park, MEC's Oklahoma City racetrack. Under the terms of the applicable legislation, gaming operations at the racetrack are permitted for up to 18 hours per day, not to exceed 106 hours per week. The distribution of revenues from the racetrack's electronic gaming operations will vary based on the annual gross revenues of the racetrack from gaming less all monetary payouts ("Adjusted Gross Revenues"). The legislation allocates between 10% and 30% of the Adjusted Gross Revenues to the State, between 20% and 30% for the benefit of the horsemen and the remaining 50% to 60% to the racetrack, out of which the racetrack operator will pay its capital and operating costs. Remington Park may be eligible for an additional 50 machines in each of 2008 and 2010. Since its opening, the gaming facility has significantly improved Remington Park's operating results.

(c)   Pennsylvania

  The Pennsylvania Race Horse Development and Gaming Act was passed and signed into legislation in July 2004. This legislation authorizes the granting of slot machine licences to up to seven Category 1 licensed facilities (i.e. racetracks) and up to five Category 2 licensed facilities (i.e. non-tracks), along with limited licences to up to two Category 3 licensed facilities (i.e. resort hotels). Those racetracks and non-track facilities, which successfully apply for slot machine licences, will be permitted to operate between 1,500 and 3,000 slot machines each, subject to future expansion of up to 2,000 additional machines per facility upon the approval of the Pennsylvania Gaming Control Board ("PGCB"). The licensed resort facilities will be permitted to operate, on a limited basis, up to 500 machines each.

  Each racetrack slot machine licensee in Pennsylvania will be required to pay 34% of its daily gross revenues from gaming less all monetary payouts ("Gross Terminal Revenues") to the State Gaming Fund, 4% of its Gross Terminal Revenues as a local share assessment, 5% of its Gross Terminal Revenues to the Pennsylvania Gaming Economic Development and Tourism Fund and a maximum of 12% of its Gross Terminal Revenues to a pool (the "Horsemen Pool") for distribution to each racetrack's horsemen, in the form of purses and other awards. Non-track and resort facilities will be bound to make the same percentage distributions but, since they do not conduct horse racing, they will contribute to the Horsemen Pool that portion of their Gross Terminal Revenues which is equal, on a pro rata basis, to the amount contributed to the Horsemen Pool by Category 1 licensees. The Horsemen Pool will then be allocated among the horsemen at each of the Category 1 licensed facilities, with the intention of providing payments to the horsemen at each racetrack, which are equivalent to 18% of that track's Gross Terminal Revenues.

  All racetrack licensees offering slot machines in Pennsylvania must pay an upfront fee of $50.0 million and will be required to commit a minimum of $5.0 million over a five year period, and a minimum of $0.25 million annually for five years thereafter, for improvements and maintenance of its backstretch. The legalization of alternative gaming at Pennsylvania racetracks is anticipated to have a significant positive impact on purses. MEC has submitted an application for a Conditional Category 1 slot licence in connection with, and reflecting, the transaction announced on November 9, 2005 with Millennium-Oaktree.

The redevelopment of Gulfstream Park, which commenced in 2004, was substantially completed in the first quarter of 2006. The project included significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course, which was completed prior to the start of the 2005 race meet. The project also included the construction of a modern clubhouse/grandstand, offering an array of restaurants and entertainment facilities. The capital budget for the redevelopment of Gulfstream Park of $171.5 million has been financed through the $115.0 million Gulfstream Park project financing facility (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings"), a loan of up to $13.5 million from BE&K, Inc. (the "BE&K Loan"), the parent company of Suitt Construction Co. Inc., the general contractor for the Gulfstream Park redevelopment project, and from MEC's general corporate funds. As security for the BE&K Loan, certain of MEC's subsidiaries that own land in Ocala, Florida have provided a guarantee to BE&K, Inc., which is secured by a mortgage over the land in Ocala. Since the project included

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the demolition of a substantial portion of the existing buildings and related structures, temporary facilities were erected to house the 2005 race meet and best efforts were made to minimize the disruption to the live racing operations; however, as with any disruption to the racing operations during a race meet, revenues and earnings generated during the 2005 race meet were negatively impacted. Gulfstream Park opened in a limited capacity for its 2006 live race meet on January 4, 2006 as racing and patron areas were sufficiently complete. Construction continued through the first quarter of 2006 and best efforts were made to complete the facility and minimize interference with the 2006 live race meet. However, as a result of on-going construction through the first quarter of 2006, revenues and earnings generated during the 2006 race meet were negatively impacted.

On May 17, 2005, one of MEC's wholly-owned subsidiaries was awarded a licence to construct and operate a horse racetrack in the Greater Detroit area. The licence is subject to a number of conditions, including among others, the commencement of construction of a racetrack at the proposed site no later than September 1, 2007 and the commencement of live racing no later than October 1, 2009. The proposed site for the new racetrack is in the City of Romulus, Michigan on a property which is situated less than two miles from the Detroit Metropolitan Airport and less than 25 miles from the centre of the business districts of both Detroit and Ann Arbor. In October 2003, a subsidiary of MID purchased vacant land in Romulus, Michigan, which may serve as the site of the proposed racetrack. In September 2004, one of MEC's subsidiaries entered into an option agreement with MID and one of its subsidiaries to acquire 100% of the shares of the MID subsidiary that owns the land in Romulus, Michigan for $33.5 million. The option has been extended several times, most recently to June 2, 2006. At March 31, 2006, MEC had incurred approximately $2.9 million of costs related to this property and in pursuit of the racing licence for the site. If MID and MEC do not renew or further extend the option agreement, MEC may incur a write-down of such costs.

On March 28, 2006, The Maryland Jockey Club ("MJC") entered into a Memorandum of Understanding, with an effective date of April 9, 2006 (the "Cross-Breed Agreement") with Cloverleaf Enterprises, Inc., the owner of Rosecroft Raceway, a standardbred track located in Prince George's County in Maryland. The Cross-Breed Agreement replaced a previous agreement (the "Maryland Operating Agreement"), which was effective as of June 9, 2004 and expired on April 30, 2005. However, both parties continued to informally operate under the terms of the Maryland Operating Agreement until April 9, 2006. Under the 15-year Cross-Breed Agreement, the parties have agreed to conduct cross-breed simulcasting at MJC locations and at Rosecroft Raceway, to operate the existing OTB facilities, to develop new OTB facilities within the state of Maryland and to allocate any future legislative authorized purse subsidies. MEC anticipates that the Cross-Breed Agreement will reduce MJC's revenues by approximately $1.8 million and earnings before income taxes and minority interest by approximately $0.9 million in 2006.

In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City and various affiliates of MEC, anticipating the ownership and development of a portion of the Gulfstream Park racetrack property. Forest City has paid $2.0 million to MEC in consideration for its right to work exclusively with MEC on this project. This deposit has been included in MEC's accounts payable and accrued liabilities on the Company's consolidated balance sheets. In May 2005, a Limited Liability Company Agreement was entered into with Forest City concerning the planned development of "The Village at Gulfstream Park™". The Limited Liability Company Agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial uses on a portion of the Gulfstream Park property. Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. The $2.0 million deposit received to date from Forest City shall constitute the final $2.0 million of the initial capital contribution.

MEC is obligated to contribute 50% of any and all equity amounts in excess of $15.0 million as and when needed. To March 31, 2006, MEC has not made any such contributions. In the event the development does not proceed, MEC may have an obligation to fund a portion of those pre-development costs incurred to that point in time. As at March 31, 2006, approximately $9.2 million of costs have been incurred by The Village at Gulfstream Park, LLC, which have been funded entirely by Forest City. The Limited Liability Company Agreement further contemplates additional agreements, including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement to be executed in due course and upon the satisfaction of certain conditions.

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In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and certain MEC affiliates to develop certain undeveloped lands surrounding the Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC agreed to fund 50% of approved pre-development costs in accordance with a preliminary business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005, which has been extended by mutual agreement of the parties to May 15, 2006. MEC has expended $3.3 million on this initiative, of which $1.5 million was paid in the three months ended March 31, 2006. These amounts have been included in MEC's fixed assets on the Company's consolidated balance sheets. MEC is continuing to explore these developmental opportunities, but to March 31, 2006 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible to fund additional costs. To March 31, 2006, it has not made any such payments.

MEC is exploring the possibility of future development of a thoroughbred racetrack with an associated retail shopping and entertainment complex on vacant land that MEC owns in Dixon, California. This project is still in the early stages of planning and is subject to regulatory and other approvals.

MEC has an option to acquire an additional 30% equity interest in AmTote, exercisable at any time during the three-year period commencing on the date of acquisition, which was August 22, 2003 (the "First Option"). If MEC exercises the First Option, it has a second option to acquire the remaining 40% equity interest in AmTote, exercisable at any time during the three-year period commencing on the date of exercise of the First Option. The shareholders of AmTote also have the right to sell to MEC their remaining equity interest during the 120-day period following the exercise of the First Option.

Seasonality

Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because five of MEC's largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields) run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with MEC's third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

MEC Results of Operations

Basis of Presentation

The following discussion is based on MEC's results of operations included in MID's consolidated statements of income (loss) for the three months ended March 31, 2006 and 2005.

Revenues

Live race days are a significant factor in the operating and financial performance of MEC's racing business. In the first quarter of 2006, MEC operated its largest racetracks for 20 more live race days than in the prior year, primarily due to a change in the racing calendar at Golden Gate Fields that resulted in additional live race days in the first quarter of 2006. MEC's other racetracks operated 19 more live race days in the first quarter of 2006 compared to the prior year, primarily due to additional live race days awarded at Remington Park and shifting of live race days into the first quarter of 2006 at The Meadows.

20    MI Developments Inc.      2006

Set forth below is a schedule of MEC's actual live race days by racetrack for the first quarter and awarded live race days for the remaining quarters of 2006 with comparatives for 2005.

	Q1 2006	Q1 2005	Awarded Q2 2006	Q2 2005	Awarded Q3 2006	Q3 2005	Awarded Q4 2006	Q4 2005	Total 2006(1)	Total 2005
Largest Racetracks
Santa Anita Park(2)	66	69	15	11	—	—	5	5	86	85
Gulfstream Park	71	71	15	15	—	—	—	—	86	86
Golden Gate Fields	40	21	25	29	30	—	7	46	102	96
Laurel Park	62	47	9	10	13	16	48	62	132	135
Lone Star Park	—	—	53	58	13	11	32	31	98	100
Pimlico Race Course	—	11	35	39	—	9	—	—	35	59

	239	219	152	162	56	36	92	144	539	561

Other Racetracks(3)
The Meadows	64	57	57	57	36	45	50	47	207	206
Thistledown	—	—	55	61	61	65	40	59	156	185
Remington Park	14	4	36	28	34	34	34	32	118	98
Portland Meadows	39	37	13	8	—	—	28	25	80	70
Great Lakes Downs	—	—	30	29	53	51	22	20	105	100
Magna Racino™	3	3	14	17	12	14	12	11	41	45

	120	101	205	200	196	209	186	194	707	704

Total	359	320	357	362	252	245	278	338	1,246	1,265

(1)
Includes actual live race days for the first quarter of 2006 and awarded live race days for the remainder of 2006.

(2)
Excludes The Oak Tree Meet, which runs primarily in the fourth quarter and is hosted by the Oak Tree Racing Association at Santa Anita Park. The Oak Tree Meet is scheduled to operate for 26 days in 2006 compared to 31 days in 2005.

(3)
Excludes Colonial Downs, which is owned by a third party whose racing operations are managed by The Maryland Jockey Club to September 30, 2005, and Flamboro Downs, which was sold on October 29, 2006, both of which are being reported as discontinued operations in 2005.

MEC's total revenues in the first quarter of 2006 were $283.8 million, including $278.4 million from racing and gaming operations and $5.4 million from other operations. This compares to revenues of $247.3 million in the first quarter of 2005, which included $241.4 million from racing operations and $5.9 million from other operations.

The revenue increase of $37.0 million, or 15%, in MEC's racing and gaming operations is primarily attributable to:

•
revenues in MEC's Southern U.S. operations being higher than in the prior year by $14.3 million, due primarily to the opening of casino operations at Remington Park in November 2005, which generated $14.8 million of revenues in the three months ended March 31, 2006, partially offset by reductions in attendance and wagering at Lone Star Park due to increased competition from other simulcast centres and the increasing popularity of internet wagering, which eliminates the need to be at a simulcast centre to wager;

•
revenues in MEC's California operations being higher than in the prior year period by $11.2 million due primarily to:

•
the change in the racing calendar at Golden Gate Fields whereby live race days were increased from 21 days in the three months ended March 31, 2005 to 40 days in the three months ended March 31, 2006; and

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•
increased attendance and higher levels of handle and gross wagering at Santa Anita Park as a result of good weather in Southern California in January and February 2006 and focused marketing initiatives to attract patrons "back to the track". Southern California experienced significant rainfall in the first quarter of 2005, which resulted in lower attendance and gross wagering and a reduction in the number of races that were run on the turf course (which typically generates higher levels of wagering) in the first quarter of 2005;

•
revenues in MEC's Florida operations being higher than in the prior year by $5.7 million, due primarily to the opening of the new grandstand facility at Gulfstream Park, which was sufficiently complete to open the meet on schedule on January 4, 2006. However, construction continued throughout most of the first quarter of 2006 with best efforts made to minimize the negative impact of the disruption;

•
revenues in MEC's Maryland operations being higher than in the prior year by $3.2 million, due primarily to additional live race days in the first quarter of 2006 compared to the first quarter of 2005 and increased wagering on Laurel Park racing content as a result of the new turf course at Laurel Park, which has resulted in increased field sizes and increased handle. Export of the Laurel Park signal was up significantly in the three months ended March 31, 2006 compared to the three months ended March 31, 2005, evidencing higher quality racing that has generated increased interest in the racing product and wagering activity; and

•
revenues in MEC's European operations being higher than in the prior year period by $1.1 million due to increased wagering activity through MagnaBet™.

The $0.5 million decrease in revenue from other operations is primarily due to foreign currency fluctuations arising on MEC's European golf and residential development revenues in the three months ended March 31, 2006.

Purses, Awards and Other

Purses, awards and other expenses increased 13% to $152.5 million in the first quarter of 2006 from $134.8 million in the first quarter of 2005, primarily due to increased wagering at Golden Gate Fields, Gulfstream Park, Laurel Park and Santa Anita Park for reasons noted above and $6.9 million of expenses attributable to the opening of the casino facility at Remington Park in late November 2005.

As a percentage of gross wagering and gaming revenues, purses, awards and other expenses decreased slightly from 63% in the first quarter of 2005 to 62% in the first quarter of 2006.

Operating Costs

Operating costs principally include salaries and benefits, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, licence fees, insurance premiums and predevelopment and pre-opening costs.

Operating costs increased by $4.4 million, or 5%, to $87.8 million in the first quarter of 2006 compared to the same period in the prior year, primarily due to:

•
a $5.3 million increase in costs in MEC's Southern U.S. operations, primarily due to operating and marketing costs at Remington Park;

•
a $1.1 million increase in costs in MEC's Maryland operations as a result of additional live race days;

•
a $1.0 million increase in costs in MEC's California operations, primarily at Golden Gate Fields, which added live race days in the first quarter of 2006 compared to the prior year period; and

•
a $0.8 million increase in costs relating to golf and other operations as a result of additional warranty costs incurred by MEC's European residential development and additional costs incurred in the European golf operations as a result of severe weather, which increased utility and maintenance costs;

partially offset by:

•
a $0.6 million decrease in costs in MEC's Florida operations as a result of the first quarter of 2005 including $3.9 million of amortization of temporary facility construction costs at Gulfstream Park, partially offset by increased costs in the three months ended March 31, 2006 incurred in the opening and operation of the new grandstand facility;

•
a $0.6 million decrease in MEC's European operations as a result of cost reduction initiatives; and

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•
a $2.8 million decrease in pre-development costs due primarily to $1.9 million less being spent on pursuing alternative gaming operations, $0.5 million less being spent on developmental initiatives undertaken to enhance MEC's racing operations and $0.4 million of costs spent relating to the Laurel Park redevelopment in the first quarter of 2005.

As a percentage of total revenues, operating costs decreased from 34% in the first quarter of 2005 to 31% in the first quarter of 2006, primarily due to the increase in racing and gaming revenues.

General and Administrative Expenses

MEC's general and administrative expenses were $17.0 million in the first quarter of 2006, compared to $17.4 million in the first quarter of 2005. The decrease of $0.4 million is primarily due to several of MEC's locations experiencing lower general and administrative expenses, partially offset by a $1.0 million charge, which includes $0.5 million of stock-based compensation, relating to the cost of severance on the departure of MEC's former President and Chief Executive Officer. As a percentage of total revenues, general and administrative costs decreased from 7% in the first quarter of 2005 to 6% in the first quarter of 2006 for the reasons given above.

Depreciation and Amortization Expense

Depreciation and amortization increased $1.0 million from $9.8 million in the first quarter of 2005 to $10.8 million in the first quarter of 2006, primarily due to increased depreciation on the grandstand facility at Gulfstream Park and the casino facility at Remington Park, partially offset by reduced depreciation at The Meadows as a result of ceasing depreciation upon announcement of the sale transaction with Millennium-Oaktree.

Interest Expense, net

MEC's net interest expense for the first quarter of 2006 increased by $6.7 million over the same period in the prior year to $14.7 million. The higher net interest expense is primarily attributable to borrowings on the bridge loan facility and the Gulfstream Park and Remington Park project financings with the MID Lender.

Gain on Disposal of Real Estate

MEC sold to Magna a real estate property held for sale and located in the United States. A gain on sale of $2.9 million was recognized based on the cash consideration received, net of transaction costs, of $5.6 million.

Income Tax Recovery

MEC recorded an income tax recovery of $0.7 million on income before dilution gain, income taxes and minority interest of $3.9 million for the first quarter of 2006, compared to an income tax recovery of $0.7 million on MEC's loss before dilution gain, income taxes and minority interest of $6.1 million in the first quarter of 2005. The income tax recovery for the first quarter of 2006 primarily relates to the benefit of income tax losses for certain U.S. operations that are not included in MEC's U.S. consolidated income tax return.

Discontinued Operations

Discontinued operations in the first quarter of 2005 include the operations of Flamboro Downs, the sale of which was completed on October 19, 2005, and the Maryland-Virginia Racing Circuit, Inc., the sale of which was completed on September 30, 2005. As disclosed in note 2 to the unaudited interim consolidated financial statements, MEC had net income before minority interest from discontinued operations of $0.5 million in the first quarter of 2005. The Company recognized a minority interest expense of $0.2 million for discontinued operations in the first quarter of 2005 resulting in income from discontinued operations of $0.3 million in the first quarter of 2005.

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Net Income (Loss)

For the three months ended March 31, 2006, MEC's net income was $2.8 million, compared to a net loss of $2.8 million in the three months ended March 31, 2005. The net income includes the dilution gain and minority interest impact as detailed later in the MD&A under the heading "MID CONSOLIDATED RESULTS OF OPERATIONS". Excluding the $0.3 million of income from discontinued operations in the first quarter of 2005, the $6.0 million increase in net income is the result of a $7.1 million increase in operating income, higher gains from disposal of real estate of $2.9 million, and a $0.1 million higher dilution gain, partially offset by an increase in the minority interest expense of $4.1 million.

MEC Statements of Cash Flows

Cash Used in Operating Activities

MEC generated cash flow in operations before changes in non-cash balances of $19.3 million in the first quarter of 2006, compared to $0.5 million of cash generated in the first quarter of 2005. The increase of $18.8 million is due primarily to the $7.1 million increase in income from continuing operations before disposal gains, dilution gain and minority interest and a $11.7 million increase in non-cash net expenses. In the first quarter of 2006, cash used by changes in non-cash balances was $22.2 million, compared to $13.9 million of cash used in the first quarter of 2005. Cash used by non-cash working capital balances in the first quarter of 2006 was primarily due to increases in restricted cash, accounts receivable, prepaid expenses and other, and a decrease in income taxes payable, partially offset by increases in accounts payable and accrued liabilities and deferred revenue at March 31, 2006, compared to the respective balances at December 31, 2005.

Cash Used in Investing Activities

For the three months ended March 31, 2006, MEC spent $32.9 million on real estate property and fixed asset additions, including $23.3 million on the Gulfstream Park redevelopment, $5.1 million on the Remington Park gaming facility, $1.2 million on maintenance capital improvements and $3.3 million of expenditures related to other racetrack property enhancements, infrastructure and development costs on certain properties and technology operations. These uses of cash were partially offset by $7.0 million of net proceeds received on the disposal of real estate properties, fixed and other assets.

Cash Provided by Financing Activities

For the three months ended March 31, 2006, MEC generated $32.8 million of cash from the issuance of debt of $42.1 million, partially offset by repayments of long-term debt of $9.3 million. The issuance of debt of $42.1 million is comprised of advances (net of related costs) from the MID Lender under the loan facilities between the MID Lender and MEC and certain of its subsidiaries ($19.7 million under the Gulfstream Park project financing, $8.6 million under the Remington Park project financing and $13.8 million under the bridge loan).

MID CONSOLIDATED RESULTS OF OPERATIONS

Overview

The following discussions are related to the consolidated operating results for the Company as it relates to its Real Estate Business and its controlling interest in MEC for the three months ended March 31, 2006. For a more detailed discussion of the operating results of the Real Estate Business and MEC, please refer to the discussion under the headings "REAL ESTATE BUSINESS — Real Estate Business Results of Operations" and "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations", respectively.

Revenues

Consolidated revenues in the first quarter of 2006 increased by $37.9 million or 13% to $321.2 million, compared to $283.3 million in the prior year. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $1.4 million or 4% in the first quarter of 2006 compared to the same period in the prior year, primarily as a result of completed projects that came on-stream and contractual rent

24    MI Developments Inc.      2006

increases, offset partially by the impact of changes in foreign exchange rates. MEC's revenues increased by $36.5 million or 15% in the first quarter of 2006, primarily due to increased revenues from the casino operations at Remington Park, increased revenues in MEC's California operations due to 19 additional live race days at Golden Gate Fields and increased attendance and higher levels of wagering at Santa Anita Park, and increased revenues due to the opening of the new grandstand facility at Gulfstream Park and the availability of the new turf course at Laurel Park.

Operating Costs and Expenses

Consolidated operating costs and expenses increased by $23.6 million or 9% to $293.5 million in the first quarter of 2006. Operating costs and expenses in the Real Estate Business increased to $16.5 million in the first quarter of 2006 compared to $16.4 million in the first quarter of 2005. As discussed previously, general and administrative costs decreased by $0.8 million, while interest costs increased by $0.8 million and depreciation and amortization increased by $0.1 million.

MEC's operating costs and expenses (excluding operating costs and expenses recognized in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries) increased to $276.6 million in the first quarter of 2005 compared to $253.5 million in the first quarter of the prior year, primarily due to the $17.6 million increase in purses, awards and other expenses, a $4.4 million increase in operating costs and a $1.0 million increase in depreciation expense.

The elimination of the effects of the loan facilities between the MID Lender and MEC and certain of its subsidiaries from the consolidated results of operations resulted in a $0.4 million reduction of operating costs and expenses in the first quarter of 2006.

Gain on Disposal of Real Estate

In the three months ended March 31, 2006, the Real Estate Business recognized a nominal gain on the disposal of a property held for sale and MEC realized a gain of $2.9 million on the sale of a property held for sale.

Dilution Gain

During the three months ended March 31, 2006, the Company recorded a nominal dilution gain of $0.2 million related to its investment in MEC as a result of MEC's issuance of 99,339 shares pursuant to stock-based compensation arrangements. Similarly, during the three months ended March 31, 2005, the Company recorded a nominal dilution gain related to its investment in MEC as a result of MEC's issuance of 14,175 shares.

Income Taxes

For the three months ended March 31, 2006, the Company recorded an income tax expense of $4.4 million against income before dilution gain, income taxes and minority interest of $30.6 million. By comparison, in the first quarter of 2005, an income tax expense of $3.0 million resulted from income from continuing operations before income tax expense, minority interest and dilution gain of $13.6 million.

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's continuing operations resulted in an expense of $1.9 million in the first quarter of 2006, compared to a recovery of $2.2 million in the first quarter of 2005. The minority interest expense increased by $4.1 million because MEC's income from continuing operations, excluding the effect of minority interest and dilution gain, increased by $10.0 million, from a loss of $5.4 million in the first quarter of 2005 to income of $4.6 million in the first quarter of 2006.

Discontinued Operations

As discussed previously, MEC had $0.3 million of income from discontinued operations in the first quarter of 2005, consisting of the operations of Flamboro Downs and MVRC.

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Net Income

The Company had net income of $24.5 million in the first quarter of 2006, compared to net income of $13.2 million in the first quarter of 2005. The $11.3 million improvement in net income was caused by a $5.8 million increase in the Real Estate Business' net income, a $5.6 million increase in MEC's net income and the reduction of net income by $0.5 million in the first quarter of 2006 ($0.4 million reduction in the first quarter of 2005) relating to the elimination of the effects of the loan facilities between the MID Lender and MEC and certain of its subsidiaries from the consolidated results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

The Real Estate Business generated funds from operations of $33.2 million during the first quarter of 2006 and, at March 31, 2006, had cash and cash equivalents of $81.7 million and shareholders' equity of $1.4 billion. The Real Estate Business also had an unused and available credit facility of $49.7 million at March 31, 2006.

The outstanding long-term debt in the Real Estate Business at March 31, 2006 was $232.8 million, which is comprised of $226.2 million of the Debentures and $6.6 million of mortgages payable on two properties.

At March 31, 2006, the Real Estate Business' debt to total capitalization ratio was 15%. Management believes that the Real Estate Business could access additional capital by issuing debt, equity or a combination of securities and that the Real Estate Business' cash resources, funds from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditure program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

MEC

Loans under the MEC Credit Facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries. At March 31, 2006, MEC had borrowed $27.3 million and issued letters of credit totalling $21.9 million under this facility. Effective July 27, 2005, the facility's term was extended to July 31, 2006, the financial covenants were amended and now include EBITDA maintenance tests relating to Santa Anita Park and Golden Gate Fields, mandatory repayment provisions were added and interest rates were changed such that borrowings are now available by way of U.S. Base Rate loans plus 3% or LIBOR plus 4%.

On November 27, 2002, contemporaneous with MEC's acquisition of The Maryland Jockey Club, MEC granted the remaining minority interest shareholders of The Maryland Jockey Club the option to sell such interest to MEC at any time during the first five years after closing of the acquisition. A cash payment of $18.3 million plus interest will be required on exercise of the option. At March 31, 2006, this obligation has been included in MEC's long-term debt due after one year on the Company's consolidated balance sheets.

At March 31, 2006, MEC had cash and cash equivalents of $56.2 million, bank indebtedness of $30.3 million and total shareholders' equity and minority interest totalling $476.8 million. MEC also had unused and available credit facilities of approximately $0.8 million at March 31, 2006.

The results of operations and the financial position of MEC have been included in the unaudited interim consolidated financial statements on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. MEC has a working capital deficiency of $163.8 million as at March 31, 2006. Accordingly, MEC's ability to continue as a going concern is in substantial doubt and is dependent on MEC's ability to generate cash flows that are adequate to sustain the operations of the business and maintain MEC's obligations with respect to secured and unsecured creditors, neither of which is assured. Subject to the termination provisions in the share purchase agreement, the sale of The Meadows (see "MEC — Recent Developments and Initiatives") is scheduled to close following receipt of approval from the Pennsylvania Harness Racing Commission ("PHRC"), receipt by The Meadows of a Conditional Category 1 slot license pursuant to the Pennsylvania Race Horse Development and Gaming Act,

26    MI Developments Inc.      2006

and the satisfaction of certain other customary closing conditions. Funds received on the closing of this transaction will be used to repay MEC's bridge loan with the MID Lender, which will mature on August 31, 2006 (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Bridge Loan") unless extended with the consent of both parties. Funds received on the closing of this transaction will also be used to repay, in part, the MEC Credit Facility, which will mature on July 31, 2006 unless extended with the consent of both parties. The timing of the receipt of the slot license and PHRC approval, which is largely dependent on the applicable Pennsylvania regulatory approval process, and will determine the closing date of the transaction, is uncertain at this time. MEC expects the transaction to close during 2006, but is uncertain that closing will occur prior to the current maturity dates of the bridge loan with the MID Lender and the MEC Credit Facility. MEC is considering alternatives with respect to these credit facilities, which may include refinancing or extension subject to agreement by the lenders. MEC is also continuing to pursue other funding sources in connection with its previously announced recapitalization plan, which may include further asset sales, partnerships and raising equity. However, the success of these efforts is not determinable at this time. The unaudited interim consolidated financial statements included with this report do not give effect to any adjustments which would be necessary should MEC be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the unaudited interim consolidated financial statements.

In order to implement MEC's strategic plan, including the addition of a slots facility to Gulfstream Park and capitalizing on future growth opportunities, MEC will be required to seek additional financing and funds from one or more possible sources, which may include the Company, through means such as asset sales, project financings for racing and/or alternative gaming developments, investments by partners in certain of MEC's racetracks and other business operations and debt or equity offerings through public or private sources. If additional financing or other sources of funds are not available to MEC as needed, or are not available on terms that are acceptable to MEC, MEC's ability to add alternative gaming to its racetracks where and when permitted or improve or expand its operations as planned may be adversely affected.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2005. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business.

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and vigorously defended against it. The hearing of the application concluded on March 1, 2006 and the judge reserved his decision on the matter.

For further details of the Company's commitments. contractual obligations and contingencies, refer to notes 11, 12 and 13 to the unaudited interim consolidated financial statements. There were no material changes in the Company's off-balance sheet arrangements during the three months ended March 31, 2006.

RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions is detailed in the annual financial statements for the year ended December 31, 2005. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business.

For further details of the Company's transactions with related parties, refer to the section entitled "REAL ESTATE BUSINESS — Loans Receivable from MEC" and notes 11 and 12 to the unaudited interim consolidated financial statements.

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OUTSTANDING SHARES

As at the date of this MD&A, the Company had 47,742,083 Class A Subordinate Voting Shares and 548,238 Class B Shares outstanding. For further details, refer to note 6 to the unaudited interim consolidated financial statements.

Pursuant to the terms of a normal course issuer bid for which the Company received approval from the Toronto Stock Exchange on May 19, 2005, the Company may, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the "public float" of the Class A Subordinate Voting Shares. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition. MID has also filed the necessary documents with applicable securities regulatory authorities to permit share purchases through the facilities of the New York Stock Exchange. To date, the Company has not purchased any Class A Subordinate Voting Shares under the normal course issuer bid.

Depending upon future price movements and other factors, MID believes that its Class A Subordinate Voting Shares may from time to time represent an attractive investment alternative for MID and a desirable use of any available funds.

DIVIDENDS

In March 2006, the Company declared a quarterly dividend with respect to the three-month period ended December 31, 2005. The dividend of $0.15 per Class A Subordinate Voting Share and Class B Share was paid on April 15, 2006 to shareholders of record at the close of business on March 31, 2006. In respect of the three-month period ended March 31, 2006, the Board of Directors of the Company has declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share, which will be paid on June 15, 2006 to shareholders of record at the close of business on May 31, 2006.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting pronouncements and developments is detailed in the annual financial statements and MD&A for the year ended December 31, 2005. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. There have been no material new accounting pronouncements and developments issued, or adopted by the Company, since December 31, 2005.

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SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per share information)

	Q2 2004	Q3 2004	Q4 2004	Q1 2005	Q2 2005	Q3 2005	Q4 2005	Q1 2006
Revenue:
Real Estate Business	$31,121	$31,398	$33,996	$36,484	$36,217	$38,151	$40,282	$43,739
MEC(1),(2)	184,190	98,318	128,079	247,348	174,142	87,386	130,458	283,834
Eliminations(3)	—	—	(85)	(510)	(706)	(1,992)	(3,809)	(6,396)

	$215,311	$129,716	$161,990	$283,322	$209,653	$123,545	$166,931	$321,177

Income (loss) from continuing operations:
Real Estate Business(4)	$11,905	$11,513	$17,576	$16,414	$22,296	$18,722	$19,003	$22,172
MEC(2),(5),(6)	(8,701)	(28,014)	(28,726)	(3,128)	(10,403)	(25,382)	(22,655)	2,838
Eliminations(3)	—	—	(3,046)	(433)	(3,209)	(1,934)	(1,455)	(508)

	$3,204	$(16,501)	$(14,196)	$12,853	$8,684	$(8,594)	$(5,107)	$24,502

Net income (loss):
Real Estate Business(4)	$11,905	$11,513	$17,576	$16,414	$22,296	$18,722	$19,003	$22,172
MEC(2),(5),(6),(7)	(8,221)	(27,450)	(28,298)	(2,799)	(15,857)	(20,502)	(23,687)	2,838
Eliminations(3)	—	—	(3,046)	(433)	(3,209)	(1,934)	(1,455)	(508)

	$3,684	$(15,937)	$(13,768)	$13,182	$3,230	$(3,714)	$(6,139)	$24,502

Basic and diluted earnings (loss) per share from continuing operations	$0.07	$(0.34)	$(0.30)	$0.26	$0.19	$(0.18)	$(0.11)	$0.51

Basic and diluted earnings (loss) per share	$0.08	$(0.33)	$(0.29)	$0.27	$0.07	$(0.08)	$(0.13)	$0.51

(1)
Excludes revenues from MEC's discontinued operations.

(2)
Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. This seasonality has resulted in large quarterly fluctuations in revenue and operating results. This seasonality has resulted in large quarterly fluctuations in revenue and operating results. Refer to the section entitled "MAGNA ENTERTAINMENT CORP. — Seasonality" for further details. For other factors affecting the variability in MEC's quarterly revenues and operating results, refer to the section entitled "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Revenues".

(3)
Transactions between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 11 to the unaudited interim consolidated financial statements, are eliminated in the consolidated results of operations of the Company.

(4)
The Real Estate Business' results for the year ended December 31, 2005 include (i) costs incurred in association with the Shareholder's Proposals and related litigation in the amounts of $1.8 million, $0.8 million, $0.8 million and $1.9 million ($1.2 million, $0.5 million, $0.5 million and $1.2 million, net of income taxes) in the first, second, third and fourth quarters, respectively, (ii) a $9.3 million gain ($5.9 million net of income taxes) and $0.9 million gain ($0.6 million net of income taxes) on the disposal of real estate property in the second and fourth quarters, respectively, and (iii) a $0.6 million future tax recovery in the fourth quarter resulting from a change in the tax rate in Mexico. The Real Estate Business' results for 2004 include (i) $3.1 million of costs ($1.9 million net of income taxes) related to employee settlement expenses incurred in the third quarter, (ii) $2.7 million ($2.4 million net of income taxes) of costs in the third quarter related to the Proposed MEC Privatization, and (iii) a $1.4 million net future income tax charge (second quarter — $2.0 million charge; fourth quarter — $0.6 million credit) in order to revalue future tax assets related to European operations to reflect changes in corporate income tax rates.

MI Developments Inc.      2006    29

(5)
Income (loss) from continuing operations and net income (loss) include (i) the impact of non-cash write-downs of MEC's long-lived assets of $26.7 million ($15.6 million after related minority interest recovery) recorded during the second quarter of 2004, and (ii) a future tax recovery of $5.1 million ($3.0 million after related minority interest expense) recorded in the second quarter of 2004 due to a reduction in enacted income tax rates in Austria.

(6)
Income (loss) from continuing operations and net income (loss) for MEC are net of the minority interest and dilution gain impact.

(7)
Net income (loss) for the year ended December 31, 2005 includes (i) $15.0 million ($7.3 million after related income tax and minority interest recoveries) of non-cash write-downs of MEC's racing licence assets used in discontinued operations, including $12.3 million ($5.9 million after related income tax and minority interest recoveries) recorded in the second quarter and $2.7 million ($1.4 million after related income tax and minority interest recoveries) recorded in the fourth quarter, and (ii) a $9.8 million gain ($4.6 million after related income tax and minority interest expense) recognized in the third quarter on the disposition of MVRC.

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2005, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2005. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

30    MI Developments Inc.      2006

Interim Consolidated
Financial Statements and Notes
 For the period ended March 31, 2006

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Three Months Ended March 31,	2006	(restated – note 2) 2005	2006	2005	2006	(restated – note 2) 2005
Revenues
Rental revenue	$37,343	$35,974	$37,343	$35,974	$—	$—
Racing and other revenue	283,834	247,348	—	—	283,834	247,348
Interest and other income from MEC (note 11)	—	—	6,396	510	—	—
	321,177	283,322	43,739	36,484	283,834	247,348
Operating costs and expenses
Purses, awards and other	152,465	134,824	—	—	152,465	134,824
Operating costs	87,830	83,425	—	—	87,830	83,425
General and administrative (note 11)	22,046	22,792	4,657	5,459	17,029	17,410
Depreciation and amortization (note 11)	20,199	19,057	9,371	9,272	10,834	9,785
Interest expense (income), net (note 11)	10,914	9,726	2,481	1,717	14,675	8,009

Operating income (loss)	27,723	13,498	27,230	20,036	1,001	(6,105)
Gain on disposal of real estate	2,892	98	9	98	2,883	—
Dilution gain	153	7	—	—	153	7

Income (loss) before income taxes and minority interest	30,768	13,603	27,239	20,134	4,037	(6,098)
Income tax expense (recovery)	4,361	2,972	5,067	3,720	(706)	(748)
Minority interest	1,905	(2,221)	—	—	1,905	(2,221)

Income (loss) from continuing operations	24,502	12,852	22,172	16,414	2,838	(3,129)
Income from discontinued operations (note 2)	—	330	—	—	—	330

Net income (loss)	$24,502	$13,182	$22,172	$16,414	$2,838	$(2,799)

Basic and diluted earnings per Class A Subordinate Voting or Class B Share (note 4)
— Continuing operations	$0.51	$0.26
— Discontinued operations (note 2)	—	0.01

Total	$0.51	$0.27

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 4)
— Basic	48,290	48,227
— Diluted	48,346	48,299

See accompanying notes

Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)
(Unaudited)

Three Months Ended March 31,	2006	2005
Deficit, beginning of period	$(99,527)	$(79,932)
Net income	24,502	13,182
Dividends	(7,244)	(4,343)

Deficit, end of period	$(82,269)	$(71,093)

See accompanying notes

32    MI Developments Inc.      2006

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
Three Months Ended March 31,	2006	(restated – note 2) 2005	2006	2005	2006	(restated – note 2) 2005
OPERATING ACTIVITIES
Income (loss) from continuing operations	$24,502	$12,852	$22,172	$16,414	$2,838	$(3,129)
Items not involving current cash flows (note 9)	24,014	13,997	8,120	9,861	16,428	3,626
Changes in non-cash balances (note 9)	(24,486)	(6,900)	(2,183)	7,003	(22,188)	(13,903)

Cash provided by (used in) operating activities	24,030	19,949	28,109	33,278	(2,922)	(13,406)

INVESTMENT ACTIVITIES
Property and fixed asset additions	(41,833)	(45,219)	(8,920)	(23,030)	(32,913)	(22,189)
Proceeds on disposal of real estate properties	7,245	3,785	230	2,175	7,015	1,610
Other asset (additions) disposals	(587)	(122)	(680)	(14)	93	(108)
Loans receivable from MEC (note 11)	—	—	(43,290)	(11,366)	—	—

Cash used in investment activities	(35,175)	(41,556)	(52,660)	(32,235)	(25,805)	(20,687)

FINANCING ACTIVITIES
Net decrease in bank indebtedness	—	(500)	—	—	—	(500)
Issuance of long-term debt	—	11,027	—	—	—	11,027
Repayment of long-term debt	(9,373)	(1,820)	(86)	(75)	(9,287)	(1,745)
Loans payable to MID, net (note 11)	—	—	—	—	42,133	11,443
Issuance of shares	—	1,799	—	1,799	—	—

Cash provided by (used in) financing activities	(9,373)	10,506	(86)	1,724	32,846	20,225

Effect of exchange rate changes on cash and cash equivalents	1,003	(3,713)	903	(2,799)	100	(914)

Net cash flows provided by (used in) continuing operations	(19,515)	(14,814)	(23,734)	(32)	4,219	(14,782)
Net cash flows provided by discontinued operations	—	1,514	—	—	—	1,514

Net increase (decrease) in cash and cash equivalents during the period	(19,515)	(13,300)	(23,734)	(32)	4,219	(13,268)
Cash and cash equivalents, beginning of period	157,460	289,054	105,482	228,874	51,978	60,180

Cash and cash equivalents, end of period	$137,945	$275,754	$81,748	$228,842	$56,197	$46,912

See accompanying notes

MI Developments Inc.      2006    33

Consolidated Balance Sheets
(Refer to Note 1 — Basis of Presentation)
(U.S. dollars in thousands)
(Unaudited)

	Consolidated		Real Estate Business		Magna Entertainment Corp.
As at	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005	March 31, 2006	December 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$137,945	$157,460	$81,748	$105,482	$56,197	$51,978
Restricted cash (note 11)	58,116	39,104	14,282	13,649	43,834	25,455
Accounts receivable	75,047	47,966	9,330	8,291	65,717	39,675
Loan receivable from MEC (note 11)	—	—	89,236	74,725	—	—
Due from MID (note 11)	—	—	—	—	14,282	13,668
Income taxes receivable	3,427	3,429	2,469	3,429	958	—
Prepaid expenses and other	18,657	10,325	737	317	17,920	10,008
Assets held for sale (note 3)	2,800	2,719	—	—	2,800	2,719

	295,992	261,003	197,802	205,893	201,708	143,503

Real estate properties, net (note 5)	2,286,974	2,264,964	1,317,152	1,308,658	974,840	960,449
Fixed assets, net	75,759	67,367	528	576	75,231	66,791
Racing licences	109,868	109,868	—	—	109,868	109,868
Other assets, net (note 11)	15,860	16,018	3,056	2,437	19,849	20,878
Loans receivable from MEC (note 11)	—	—	149,891	118,145	—	—
Deferred rent receivable	13,852	14,031	13,852	14,031	—	—
Future tax assets	60,967	61,343	8,257	8,886	52,710	52,457
Assets held for sale (note 3)	76,653	76,593	—	—	76,653	76,593

	$2,935,925	$2,871,187	$1,690,538	$1,658,626	$1,510,859	$1,430,539

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$30,335	$30,260	$—	$—	$30,335	$30,260
Accounts payable and accrued liabilities	189,624	168,385	21,405	21,724	168,219	146,661
Income taxes payable	6,465	13,005	6,465	8,991	—	4,014
Dividends payable	7,244	—	7,244	—	—	—
Loan payable to MID (note 11)	—	—	—	—	89,236	74,725
Due to MEC (note 11)	—	—	14,282	13,668	—	—
Long-term debt due within one year	57,323	38,382	356	349	56,967	38,033
Deferred revenue (note 11)	21,020	13,255	3,867	5,702	18,561	8,846
Liabilities related to assets held for sale (note 3)	2,188	2,991	—	—	2,188	2,991

	314,199	266,278	53,619	50,434	365,506	305,530

Long-term debt	162,396	189,196	6,267	6,366	156,129	182,830
Senior unsecured debentures	226,185	226,398	226,185	226,398	—	—
Note obligations	213,355	213,357	—	—	213,355	213,357
Loans payable to MID (note 11)	—	—	—	—	149,891	118,145
Other long-term liabilities	17,288	12,872	—	—	17,288	12,872
Future tax liabilities	153,012	148,961	45,801	44,979	107,211	103,982
Minority interest	207,834	203,925	—	—	207,834	203,925
Liabilities related to assets held for sale (note 3)	24,752	24,746	—	—	24,752	24,746

	1,319,021	1,285,733	331,872	328,177	1,241,966	1,165,387

Shareholders' equity:
Share capital (note 6)	1,575,909	1,575,909
Contributed surplus (note 7)	2,249	2,112
Deficit	(82,269)	(99,527)
Currency translation adjustment	121,015	106,960

	1,616,904	1,585,454	1,358,666	1,330,449	268,893	265,152

	$2,935,925	$2,871,187	$1,690,538	$1,658,626	$1,510,859	$1,430,539

Commitments and contingencies (note 12)
See accompanying notes

34    MI Developments Inc.      2006

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at March 31, 2006 and 2005 and for the three-month periods ended March 31, 2006 and 2005 are unaudited)

1.     BASIS OF PRESENTATION

(a)   Magna Entertainment Corp.

  The Company holds an investment in Magna Entertainment Corp. ("MEC"), an owner and operator of horse racetracks and a supplier of live racing content to the inter-track, off-track and account wagering markets. The Company owns approximately 58% of MEC's total equity, representing approximately 96% of the total voting power of its outstanding stock. MEC's results are consolidated with the Company's results, with outside ownership accounted for as a minority interest.

  The results of operations and the financial position of MEC have been included in these unaudited interim consolidated financial statements on a going concern basis, which contemplates the realization of MEC's assets and the discharge of MEC's liabilities in the normal course of business for the foreseeable future. MEC has a working capital deficiency of $163.8 million as at March 31, 2006. Accordingly, MEC's ability to continue as a going concern is in substantial doubt and is dependent on MEC generating cash flows that are adequate to sustain the operations of the business and maintain its obligations with respect to secured and unsecured creditors, neither of which is assured. On November 9, 2005, MEC announced that it had entered into a share purchase agreement with PA Meadows, LLC and a fund managed by Oaktree Capital Management, LLC (together, "Millennium-Oaktree") providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of the wholly-owned subsidiaries through which MEC currently owns and operates The Meadows, MEC's standardbred racetrack in Pennsylvania (note 3). Subject to the termination provisions in the share purchase agreement, the sale is scheduled to close following receipt of approval from the Pennsylvania Harness Racing Commission ("PHRC"), receipt by The Meadows of a Conditional Category 1 slot license pursuant to the Pennsylvania Race Horse Development and Gaming Act, and the satisfaction of certain other customary closing conditions. Funds received on the closing of this transaction will be used to repay MEC's bridge loan with a subsidiary of MI Developments Inc. (the "MID Lender"), which will mature on August 31, 2006 (note 11(a)(i)) unless extended with the consent of both parties. Funds received on the closing of this transaction will also be used to repay, in part, MEC's $50.0 million senior secured revolving credit facility with a bank (the "MEC Credit Facility"), which will mature on July 31, 2006 unless extended with the consent of both parties. The timing of the receipt of the slot license and PHRC approval, which is largely dependent on the applicable Pennsylvania regulators, and will determine the closing date of the transaction, is uncertain at this time. MEC expects the transaction to close during 2006, but is uncertain that it will occur prior to the current maturity dates of the bridge loan with the MID Lender and the MEC Credit Facility. MEC is considering alternatives with respect to these credit facilities, which may include refinancing or extension subject to agreement by the lenders. MEC is also continuing to pursue other funding sources in connection with its previously announced recapitalization plan, which may include further asset sales, partnerships and raising equity. However, the success of these efforts is not determinable at this time. These unaudited interim consolidated financial statements do not give effect to any adjustments which would be necessary should MEC be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying unaudited interim consolidated financial statements.

  MEC's racing business is seasonal in nature. MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for the year. MEC's racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

MI Developments Inc.      2006    35

(b)   Consolidated Financial Statements

  The unaudited interim consolidated financial statements have been prepared in U.S. dollars following the accounting policies as set out in the annual consolidated financial statements for the year ended December 31, 2005.

  The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, "MID" or the "Company"). MID is a real estate operating company that currently owns, leases, manages and develops a predominantly industrial rental portfolio.

  The unaudited interim consolidated financial statements do not conform in all respects to the requirements of generally accepted accounting principles ("GAAP") for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the 2005 annual consolidated financial statements.

  In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position at March 31, 2006 and 2005 and the results of operations and cash flows for the three-month periods ended March 31, 2006 and 2005.

  Financial data and related measurements are presented on the unaudited interim consolidated statements of income (loss), unaudited interim consolidated statements of cash flows, and unaudited interim consolidated balance sheets in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments as described in note 10 to the unaudited interim consolidated financial statements. Transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 11, are eliminated in the consolidated results of operations and financial position of the Company.

  The Company has reclassified certain prior period amounts to conform to the current period's presentation. Prior period amounts have also been adjusted to reflect the restatement for discontinued operations (note 2) and changes in assets held for sale (note 3).

2.     DISCONTINUED OPERATIONS

(a)
On August 16, 2005, MEC and Great Canadian Gaming Corporation ("GCGC") entered into a share purchase agreement under which GCGC acquired all of the outstanding shares of Ontario Racing Inc. ("ORI"), a wholly-owned subsidiary of MEC that owned and operated Flamboro Downs, a standardbred racetrack and site holder for slot machines operated by the Ontario Lottery and Gaming Corporation, located in Hamilton, Ontario, Canada. Regulatory approval for this sale transaction was obtained on October 17, 2005, and MEC completed the transaction on October 19, 2005. On closing, GCGC paid $23.6 million and Cdn. $50.7 million in cash and also assumed ORI's existing debt.

(b)
On August 18, 2005, three subsidiaries of MEC entered into a share purchase agreement with Colonial Downs, L.P. ("Colonial LP") pursuant to which Colonial LP purchased all of the outstanding shares of Maryland-Virginia Racing Circuit, Inc. ("MVRC"). MVRC was an indirect subsidiary of MEC that managed the operations of Colonial Downs, a thoroughbred and standardbred horse racetrack located in New Kent, Virginia, pursuant to a management agreement with Colonial LP, the owner of Colonial Downs. Regulatory approval for the sale of MVRC was obtained on September 28, 2005, and MEC completed the transaction on September 30, 2005. On closing, MEC received cash consideration of $6.8 million, net of rtansaction costs, and a one-year interest-bearing note in the principal amount of $3.0 million, which is included in MEC's accounts receivable on the Company's unaudited interim consolidated balance sheets.

36    MI Developments Inc.      2006

  MEC's results of operations and cash flows related to discontinued operations for the three-month period ended March 31, 2005 are shown in the following tables:

  Three months ended March 31, 2005

Revenues	$6,680
Costs and expenses	4,923

1,757
Depreciation and amortization	246
Interest expense, net	634

Income before income taxes and minority interest	877
Income tax expense	314
Minority interest	233

Income from discontinued operations	$330

  Three months ended March 31, 2005

Cash provided by operating activities	$1,713
Cash used in investing activities	(210)
Cash provided by financing activities	—
Effect of exchange rate changes on cash and cash equivalents	323

Net increase in cash and cash equivalents during the period from discontinued operations	1,826
Payments to MEC's continuing operations	(1,514)

Net increase in cash and cash equivalents during the period from discontinued operations	312
Cash and cash equivalents, beginning of period	636

Cash and cash equivalents, end of period	$948

3.     ASSETS HELD FOR SALE

(a)
On November 3, 2005, MEC announced that one of its subsidiaries that owns approximately 157 acres of under-utilized real estate located in Palm Beach County, Florida had entered into an agreement to sell the real property to Toll Bros, Inc., a Pennsylvania real estate development company, for $51.0 million. The proposed sale was subject to the completion of due diligence by the purchaser by April 3, 2006 and a closing by April 28, 2006. On April 3, 2006, MEC announced that the sale agreement was being terminated and, as such, the purchaser was not proceeding with the proposed sale as stipulated in the agreement. MEC is considering its options with respect to this property. As at March 31, 2006, MEC has determined that the plan of sale criteria under GAAP is no longer met in relation to this property and, accordingly, as at December 31, 2005, the property has been reclassified to reflect the carrying amount of the property in MEC's "real estate properties, net" on the Company's unaudited interim consolidated balance sheets rather than in assets held for sale.

(b)
On November 9, 2005, MEC announced that it had entered into a share purchase agreement with Millennium-Oaktree providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc., and MEC Pennsylvania Racing, Inc., each MEC wholly-owned subsidiaries through which MEC currently owns and operates The Meadows, a standardbred racetrack in Pennsylvania. Subject to the termination provisions in the share purchase agreement, the sale is scheduled to close following receipt of approval from the Pennsylvania Harness Racing Commission, receipt by The Meadows of a Conditional Category 1 slot licence pursuant to the Pennsylvania Race Horse Development and Gaming Act, and the satisfaction of certain other customary closing conditions. Under the terms of the share purchase agreement, Millennium-Oaktree will pay MEC $225.0 million and MEC will continue to manage the racing operations at The Meadows on behalf of

MI Developments Inc.      2006    37

  Millennium-Oaktree pursuant to a minimum five-year racing services agreement. The purchase price is payable in cash at closing, subject to a holdback amount of $39.0 million, which will be released over time in accordance with the terms of the share purchase agreement.

  MEC is required to use the net proceeds from the sale of The Meadows to fully pay down principal amounts outstanding under the bridge loan with the MID Lender (see note 11) and to permanently pay down up to $12.0 million of the principal amounts outstanding under the MEC Credit Facility.

  MEC's assets classified as held for sale and corresponding liabilities related to this transaction at March 31, 2006 and December 31, 2005 are shown in the table below.

As at	March 31, 2006	December 31, 2005
ASSETS
Current assets:
Restricted cash	$433	$443
Accounts receivable	172	450
Income taxes receivable	1,231	857
Prepaid expenses and other	964	969

	2,800	2,719

Real estate properties, net	16,166	16,154
Fixed assets, net	1,600	1,576
Racing licence	58,266	58,266
Other assets, net	200	200
Future tax assets	421	397

	76,653	76,593

	$79,453	$79,312

LIABILITIES
Current liabilities:
Accounts payable and accrued liabilities	$2,167	$2,679
Deferred revenue	21	312

	2,188	2,991

Future tax liabilities	24,752	24,746

	$26,940	$27,737

38    MI Developments Inc.      2006

4.     EARNINGS PER SHARE

Diluted earnings per share for the three-month periods ended March 31, 2006 and 2005 are computed as follows:

	Three months ended March 31,
	2006	2005
Income from continuing operations	$24,502	$12,852
Income from discontinued operations	—	330

Net income	$24,502	$13,182

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (thousands)	48,290	48,227
Stock options (thousands)	56	72

	48,346	48,299

Diluted earnings per Class A Subordinate Voting or Class B Share
— from continuing operations	$0.51	$0.26
— from discontinued operations	—	0.01

	$0.51	$0.27

The computation of diluted earnings per share for the three-month period ended March 31, 2006 excludes the effect of the potential exercise of 13,187 (2005 — nil) options to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

MI Developments Inc.      2006    39

5.     REAL ESTATE PROPERTIES

Real estate properties consist of:

As at	March 31, 2006	December 31, 2005
Real Estate Business
Income-producing properties under operating leases
Land	$195,681	$192,873
Buildings, parking lots and roadways — cost	1,217,762	1,198,488
Buildings, parking lots and roadways — accumulated depreciation	(232,634)	(220,895)

	1,180,809	1,170,466

Development properties
Land and improvements	100,819	100,457
Properties under development	11,864	13,863

	112,683	114,320

Properties held for sale	23,660	23,872

	1,317,152	1,308,658

MEC
Revenue-producing racetrack properties
Land and improvements	207,170	206,873
Buildings — cost	592,614	495,018
Buildings — accumulated depreciation	(97,378)	(91,005)
Construction in progress	39,531	119,247

	741,937	730,133

Under-utilized racetrack properties	96,661	96,303

Development properties
Land and improvements	55,717	51,019
Properties under development	3,566	3,155

	59,283	54,174

Revenue-producing non-racetrack properties
Land and improvements	37,247	37,130
Buildings — cost	51,428	51,299
Buildings — accumulated depreciation	(11,716)	(11,090)

	76,959	77,339

Properties held for sale	—	2,500

	974,840	960,449

Eliminations (note 11)	(5,018)	(4,143)

Consolidated	$2,286,974	$2,264,964

40    MI Developments Inc.      2006

6.     SHARE CAPITAL

Changes in the Company's Class A Subordinate Voting Shares and Class B Shares are shown in the following table:

	Class A Subordinate Voting Shares		Class B Shares		Total
	Number	Stated Value	Number	Stated Value	Number	Stated Value
Shares issued and outstanding, December 31, 2004	47,642,083	$1,554,779	548,238	$17,893	48,190,321	$1,572,672
Issued on exercise of stock options	70,000	2,237	—	—	70,000	2,237

Shares issued and outstanding, March 31, 2005 and June 30, 2005	47,712,083	1,557,016	548,238	17,893	48,260,321	1,574,909
Issued on exercise of stock options	30,000	1,000	—	—	30,000	1,000

Shares issued and outstanding, September 30, 2005, December 31, 2005 and March 31, 2006	47,742,083	$1,558,016	548,238	$17,893	48,290,321	$1,575,909

Pursuant to the terms of a normal course issuer bid for which the Company received approval from the Toronto Stock Exchange on May 19, 2005, the Company may, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the "public float" of the Class A Subordinate Voting Shares. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition. To date, the Company has not purchased any Class A Subordinate Voting Shares under the normal course issuer bid.

7.     CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

	Three months ended March 31,
	2006	2005
Contributed surplus, beginning of period	$2,112	$2,387
Stock-based compensation	137	88
Transfer to share capital on exercise of stock options	—	(438)

Contributed surplus, end of period	$2,249	$2,037

8.     STOCK-BASED COMPENSATION

(a)
On August 29, 2003, MID's Board of Directors approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. A maximum of 2.69 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

  MID has granted stock options to certain directors and officers to purchase MID's Class A Subordinate Voting Shares. Such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

MI Developments Inc.      2006    41

  Activity in the MID Plan was as follows:

	2006		2005
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	390,000	33.49	490,000	33.16
Granted	20,000	39.12	—	—
Exercised	—	—	(70,000)	31.85
Stock options outstanding, March 31	410,000	33.77	420,000	33.38
Stock options exercisable, March 31	204,000	33.39	146,000	32.73

  The fair value of stock options granted was estimated at the date of grant using the Black-Scholes option valuation model. The weighted average assumptions used in determining the fair value of the MID stock options granted are shown in the table below.

	Three months ended March 31,
	2006	2005
Risk-free interest rate	4.0%	—
Expected dividend yield	1.76%	—
Expected volatility of MID's Class A
Subordinate Voting Stock	21.3%	—
Weighted average expected life (years)	3.0	—
Weighted average fair value per option granted	$5.67	—

  The Black-Scholes option valuation model used by the Company to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. If other assumptions are used, stock-based compensation expense could be significantly impacted. Because the Company's outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide the only measure of the fair value of its stock options.

  Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional Deferred Share Units ("DSUs") with a value equal to the market price of the Company's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director would become payable. The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares. The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares. Under the DSP, when a director leaves the Board, the director receives a cash payment equal to the value of the accrued DSUs at that time. There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs. Effective January 1, 2005, all directors must receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs.

  For the three months ended March 31, 2006, 3,984 DSUs were granted pursuant to the DSP. A total of 27,076 DSUs have been granted for periods up to and including March 31, 2006, all of which remain outstanding at March 31, 2006.

42    MI Developments Inc.      2006

  During the three months ended March 31, 2006, the Real Estate Business recognized stock-based compensation expense of $0.3 million (2005 — $0.1 million), which includes $0.2 million (2005 — $20 thousand) pertaining to DSUs.

(b)
MEC has a Long-term Incentive Plan (the "MEC Plan"), adopted in 2000, which allows for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, bonus stock and performance shares to MEC's directors, officers, employees, consultants, independent contractors and agents. A maximum of 7.6 million shares of MEC's Class A Subordinate Voting Stock are available to be issued under the MEC Plan, of which 6.3 million are available for issuance pursuant to stock options and tandem stock appreciation rights and 1.3 million are available for issuance pursuant to any other type of award under the MEC Plan.

  During 2005, MEC introduced an incentive compensation program (the "MEC Program") for certain officers and key employees, which will award performance shares of MEC's Class A Subordinate Voting Stock as contemplated under the MEC Plan. The number of shares of Class A Subordinate Voting Stock underlying the performance share awards is based either on a percentage of a guaranteed bonus or a percentage of total 2005 compensation divided by the market value of MEC's Class A Subordinate Voting Stock on the date the MEC Program was approved by the Compensation Committee of MEC's Board of Directors. These performance shares vested over a six or eight month period to December 31, 2005 and are to be distributed, subject to certain conditions, in two equal instalments. The first distribution date occurred prior to March 31, 2006 and the second distribution date is to occur on or about March 31, 2007. During the year ended December 31, 2005, 201,863 performance share awards were granted under the MEC Program with a weighted average grant-date market value of either $6.26 or Cdn. $7.61 per share (the "2005 Performance Share Awards"). At December 31, 2005, there were 199,471 vested 2005 Performance Share Awards and no non-vested 2005 Performance Share Awards. During the three months ended March 31, 2006, 73,443 vested 2005 Performance Share Awards were issued with a stated value of $0.5 million. Accordingly, there are 126,028 vested 2005 Performance Share Awards remaining to be issued under the MEC Program.

  For 2006, MEC continued the MEC Program as described in the preceding paragraph. The program is similar in all respects except that the performance shares granted in 2006 will vest over a 12-month period to December 31, 2006 and will be distributed, subject to certain conditions, on or about March 31, 2007. In the three months ended March 31, 2006, 159,788 performance share awards were granted under the MEC Program with a weighted average grant-date market value of either $6.80 or Cdn. $7.63 per share (the "2006 Performance Share Awards"). At March 31, 2006, there were 39,947 vested 2006 Performance Share Awards and 119,841 non-vested 2006 Performance Share Awards.

  In the three months ended March 31, 2006, MEC issued 25,896 (2005 — 14,175) shares of Class A Subordinate Voting Stock with a stated value of $0.2 million (2005 — $0.1 million) to MEC's directors in payment of services rendered.

  MEC grants stock options to certain directors, officers, key employees and consultants to purchase shares of MEC's Class A Subordinate Voting Stock. All of such stock options give the grantee the right to purchase Class A Subordinate Voting Stock of MEC at a price no less than the fair market value of such stock at the date of grant. Generally, stock options under the MEC Plan vest over a period of two to six years from the date of grant at rates of 1/7th to 1/3rd per year and expire on or before the tenth anniversary of the date of grant, subject to earlier cancellation upon the occurrence of certain events specified in the stock option agreements entered into by MEC with each recipient of options.

MI Developments Inc.      2006    43

  Activity in the MEC Plan was as follows:

	2006		2005
	Number	Weighted Average Exercise Price $	Number	Weighted Average Exercise Price $
Stock options outstanding, January 1	4,827,500	6.14	4,500,500	6.18
Granted	—	—	490,000	6.40
Exercised	—	—	—	—
Forfeited and expired	—	—	(145,000)	6.76

Stock options outstanding, March 31	4,827,500	6.14	4,845,500	6.19

Stock options exercisable, March 31	4,217,215	6.08	4,089,430	6.12

  The fair value of MEC stock options granted was estimated at the date of grant using the Black-Scholes option valuation model which requires the use of subjective assumptions and may not necessarily provide the only measure of the fair value of MEC's stock options (as described further in note 8(a)). The weighted average assumptions used in determining the fair value of the MID stock options granted are shown in the table below. If other assumptions are used, stock-based compensation expense could be significantly impacted.

	Three months ended March 31,
	2006	2005
Risk-free interest rate	—	4.0%
Expected dividend yield	—	—
Expected volatility of MEC's Class A Subordinate Voting Stock	—	55.1%
Weighted average expected life (years)	—	4.0
Weighted average fair value per option granted	—	$3.00

  During the three months ended March 31, 2006, MEC recognized stock-based compensation expense of $1.1 million (2005 — $0.3 million), including $0.3 million (2005 — nil) relating to performance share awards.

44    MI Developments Inc.      2006

9.     DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows:

	Three months ended March 31,
	2006	2005
Real Estate Business
Straight-line rent adjustment	$172	$115
Stock-based compensation expense	288	108
Depreciation and amortization	9,371	9,272
Interest income from MEC	(3,456)	(510)
Gain on disposal of real estate	(9)	(98)
Future income taxes	1,678	905
Other	76	69

	8,120	9,861

MEC
Stock-based compensation expense	1,087	294
Depreciation and amortization	10,834	9,785
Interest expense with MID	2,608	—
Amortization of debt issuance costs	1,651	272
Gain on disposal of real estate	(2,883)	—
Dilution gain	(153)	(7)
Future income taxes	1,397	(4,206)
Minority interest	1,905	(2,221)
Other	(18)	(291)

	16,428	3,626

Eliminations (note 11)	(534)	510

Consolidated	$24,014	$13,997

MI Developments Inc.      2006    45

(b)
Changes in non-cash balances:

	Three months ended March 31,
	2006	2005
Real Estate Business
Accounts receivable	$(888)	$1,597
Loan receivable from MEC	489	—
Prepaid expenses and other	(424)	(648)
Accounts payable and accrued liabilities	2,214	(1,139)
Income taxes	(1,699)	(116)
Deferred revenue	(1,875)	7,309

	(2,183)	7,003

MEC
Restricted cash	(18,369)	(5,216)
Accounts receivable	(25,382)	(9,214)
Prepaid expenses and other	(7,884)	(5,048)
Accounts payable and accrued liabilities	25,845	(399)
Income taxes	(5,376)	3,632
Loan payable to MID	(489)	—
Deferred revenue	9,467	2,342

	(22,188)	(13,903)

Eliminations (note 11)	(115)	—

Consolidated	$(24,486)	$(6,900)

10.  SEGMENTED INFORMATION

The Company's reportable segments reflect how the Company is organized and managed by senior management. The Company's operations are segmented in the Company's internal financial reports between wholly-owned operations (the Real Estate Business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded operations recognizes the fact that, in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

The Company's reporting segments are as follows:

Real Estate Business

The Real Estate Business owns real estate assets in Canada, Austria, the United States, Germany, Mexico, the United Kingdom, Poland, the Czech Republic, Belgium and Spain. Substantially all these real estate assets are leased to, or are under development for subsequent lease to, Magna International Inc.'s ("Magna") automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

MEC

MEC operates or manages eleven thoroughbred racetracks, one standardbred racetrack and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. In addition, MEC operates off-track betting facilities, a United States national Internet and telephone account wagering business known as XpressBet® and a European account wagering service known as MagnaBet™. MEC also owns and operates HorseRacing TV™, a network focused on horseracing, and owns a 30% equity investment in AmTote International, Inc. ("AmTote"), a provider of totalisator services to the pari-mutuel industry. MEC also owns RaceONTV™ in Europe, which distributes North American racing

46    MI Developments Inc.      2006

content from MEC's racetracks and other U.S. racetracks that have agreed to participate in MEC's international distribution network to locations outside North America. To support certain of MEC's thoroughbred racetracks, MEC owns and operates three thoroughbred training centres in the United States. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product. In addition to racetracks, MEC's real estate portfolio includes two golf courses and related recreational facilities in Austria and Canada, two residential developments in various stages of development in Austria and Canada and one residential development held for sale in the United States.

The Company's interim consolidated statements of income (loss), consolidated statements of cash flows, and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

11.  TRANSACTIONS WITH RELATED PARTIES

Mr. F. Stronach, the Company's Chairman and the Chairman of Magna and MEC, and two other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. The Stronach Trust also controls Magna through the right to direct the votes attaching to 66% of Magna's Class B Shares. As the Company and Magna are under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

(a)   MEC Bridge Loan and Project Financings

  (i)
  MEC Bridge Loan

    In July 2005, the MID Lender provided MEC with a 13-month bridge loan of up to $100.0 million expiring August 31, 2006. The bridge loan bears interest, at MEC's option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to the London Interbank Offered Rate ("LIBOR") plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%. In February 2006, the MID Lender agreed to make the third and final tranche of the bridge loan, in the amount of $25.0 million, available to MEC and to waive compliance with a financial covenant contained in the bridge loan in relation to Golden Gate Fields for the period ended December 31, 2005. Concurrently, a similar waiver was provided to MEC under the MEC Credit Facility. Upon the third tranche becoming available, MEC paid the MID Lender an arrangement fee of $0.5 million and, in connection with the waiver, also paid a fee of $250 thousand and all of the MID Lender's associated costs. In addition, MEC pays an annual commitment fee equal to 1.0% of the undrawn facility.

    Also in February 2006, as a result of the fact that MEC had not, prior to December 1, 2005, entered into an agreement to sell The Meadows subject only to the approval of the Pennsylvania Harness Racing Commission (the agreement of sale that MEC entered into was subject to an additional condition requiring receipt by The Meadows of a Conditional Category 1 slot licence pursuant to the Pennsylvania Race Horse Development and Gaming Act), the bridge loan agreement was amended by the MID Lender and MEC in order to add certain MEC subsidiaries as additional guarantors and to have such subsidiaries grant the MID Lender additional security, including mortgages on properties owned by such subsidiaries in California, New York and Ohio.

    As a result of the fact that on April 3, 2006 MEC received notice that its agreement to sell approximately 157 acres of under-utilized real estate in Palm Beach County, Florida had been terminated by the proposed purchaser (see note 3), a mortgage in favour of the MID Lender was also registered against such real estate under the terms of the bridge loan.

    As at March 31, 2006, there was a balance of $89.2 million (December 31, 2005 — $74.7 million) due under the bridge loan, including $0.1 million (December 31, 2005 — $0.6 million) of interest and fees receivable.

MI Developments Inc.      2006    47

  (ii)
  MEC Project Financings

    The MID Lender has made available two separate project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park and Remington Park. The project financing facilities have a term of 10 years from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

    Prior to the relevant completion date, amounts outstanding under each facility bore interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. Since the relevant completion date, amounts outstanding under each facility bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest will be deferred. However, commencing on the completion date for Remington Park, under certain circumstances a portion of cash from the operations of the Remington Park borrower must be used to pay deferred interest on the Remington Park project financing plus a portion of the principal under the facility equal to the deferred interest on the Gulfstream Park project financing. As at March 31, 2006, no such amount had been repaid. Commencing January 1, 2007, the MID Lender will receive monthly blended payments of principal and interest based on a 25-year amortization period under each of the project financing facilities.

    As at March 31, 2006, there was a balance of $119.5 million (December 31, 2005 — $97.1 million) due under the Gulfstream Park project financing, including $6.4 million of accrued interest (December 31, 2005 — $3.7 million). At March 31, 2006, there was a balance of $30.4 million (December 31, 2005 — $21.0 million) due under the Remington Park project financing, including $1.0 million of accrued interest (December 31, 2005 — $0.3 million).

    In connection with the Gulfstream Park project financing facility, MEC has placed into escrow (the "Gulfstream Escrow") with the MID Lender $13.0 million of proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that future Gulfstream Park construction costs can be funded, which escrowed amount has been and will be applied against such construction costs. At March 31, 2006, the amount held under the Gulfstream Escrow (including accrued interest) was $14.3 million (December 31, 2005 — $13.7 million), which is reflected as restricted cash and due to MEC on the balance sheet of the Real Estate Business.

  Approximately $7.6 million of costs have been incurred, including $0.4 million in the three months ended March 31, 2006, in association with the bridge loan and project financing facilities. At the MEC segment level, these costs are recognized as deferred financing costs and are being amortized into interest expense (of which a portion has been capitalized in the case of the Gulfstream Park and Remington Park project financings), over the respective term of the bridge loan and Gulfstream Park and Remington Park project financings. At a consolidated level, such costs are charged to general and administrative expenses in the periods in which they are incurred.

  All interest and fees charged by the Real Estate Business relating to the bridge loan and project financing facilities, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC's related deferred financing costs, are eliminated from the Company's consolidated results of operation and financial position.

(b)   MEC's Sales to Magna

  On March 31, 2006, MEC sold a real estate property held for sale and located in the United States to Magna. A gain on sale of $2.9 million was recognized based on the cash consideration received, net of transaction costs, of $5.6 million. MEC is required to use the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility.

48    MI Developments Inc.      2006

(c)   MEC Option

  During the three months ended March 31, 2006, a subsidiary of MEC extended its option agreement with MID to acquire 100% of the shares of the MID subsidiary that owns land in Romulus, Michigan to April 3, 2006. On April 3, 2006, this option was further extended to June 2, 2006. MEC paid the Company a total of $21 thousand for these two extensions.

  At March 31, 2006, MEC had incurred approximately $2.9 million of costs related to this property and in pursuit of the racing licence for the site. If MID and MEC do not renew or further extend the option agreement, MEC may incur a write-down of these costs.

(d)   Hurricane Katrina Relief Effort

  In October 2005, the Company purchased 791 acres of land in Simmesport, Louisiana for $2.4 million. In 2006, the Company intends to donate up to 50 acres of this land to a not-for-profit organization established to assist the victims of Hurricane Katrina with charitable funding from Magna and other Canadian sources. The founding members and officers of this not-for-profit organization are officers and employees of MID and Magna. At March 31, 2006, the Company has accrued a liability of $0.4 million for the estimated value of the land to be donated.

  The Company will also lease the remaining parcel of land to the not-for-profit organization for a period of five years at a nominal cost. Magna has committed to fund the cost of land improvements and manufactured homes for the development of this community through the not-for-profit organization.

12.  COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers. The Company believes that this application is without merit and vigorously defended against it. The hearing of the application concluded on March 1, 2006 and the judge has reserved his decision on the matter.

(c)
MEC generates a substantial amount of its revenues from wagering activities and is subject to the risks inherent in the ownership and operation of a racetrack. These include, among others, the risks normally associated with changes in the general economic climate, trends in the gaming industry, including competition from other gaming institutions and state lottery commissions, and changes in tax laws and gaming laws.

(d)
The Company had $5.6 million (Real Estate Business — $3.2 million; MEC — $2.4 million) of letters of credit issued with various financial institutions at March 31, 2006 to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company. The Company has also issued $0.3 million of letters of credit under the Real Estate Business' $50.0 million unsecured senior revolving credit facility and $21.9 million of letters of credit under the MEC Credit Facility.

(e)
MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences and permits at certain racetracks and to guarantee various construction projects related to activities of its subsidiaries. As at March 31, 2006, these indemnities amounted to $5.0 million with expiration dates through 2007.

(f)
At March 31, 2006, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $20.9 million (Real Estate Business — $7.5 million; MEC — $13.4 million).

MI Developments Inc.      2006    49

(g)
During the three months ended March 31, 2006, the Real Estate Business entered into an agreement to purchase a 344 thousand square foot building and 18.8 acres of land in Saltillo, Mexico from a third party for $11.8 million, including transaction costs, to be paid in cash. The acquisition of this property closed in April 2006. On closing, the Real Estate Business assumed an existing lease with a subsidiary of Magna for 60% of the building and entered into a lease with the vendor for the remaining portion of the building, which leases expire in approximately seven years and two years, respectively.

(h)
The Maryland Jockey Club ("MJC") was a party to an agreement (the "Maryland Operating Agreement") with Cloverleaf Enterprises, Inc. ("Cloverleaf"), the current owner of Rosecroft Raceway ("Rosecroft"), a standardbred track located in Prince George's County in Maryland. The Maryland Operating Agreement was effective as of June 9, 2004 and expired on April 30, 2005. However both parties continued to informally operate under the terms of the Maryland Operating Agreement until April 9, 2006.

  The Maryland Operating Agreement has enabled Pimlico, Laurel Park and Rosecroft to conduct simulcast wagering on thoroughbred and harness race signals during the day and evening hours without restriction. Under the Maryland Operating Agreement, Cloverleaf agreed to pay the thoroughbred industry a 12% premium on pari-mutuel wagering (net of refunds) conducted at Rosecroft on all thoroughbred race signals, and MJC agreed to pay Cloverleaf a 12% premium on pari-mutuel wagering (net of refunds) conducted at Pimlico and Laurel Park on all standardbred race signals.

  On March 28, 2006, MJC entered into a Memorandum of Understanding (the "Cross-Breed Agreement") with Cloverleaf, to take effect April 9, 2006. Under the Cross-Breed Agreement, the parties agree to conduct cross-breed simulcasting at MJC locations and at Rosecroft Raceway, to operate the existing off-track betting facilities, to develop new off-track betting facilities within the state of Maryland and to allocate any future legislative authorized purse subsidies.

(i)
In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City Enterprises, Inc. ("Forest City") and various affiliates of MEC, anticipating the ownership and development of a portion of the Gulfstream Park racetrack property. Forest City has paid $2.0 million to MEC in consideration for its right to work exclusively with MEC on this project. This deposit has been included in MEC's accounts payable and accrued liabilities on the Company's unaudited interim consolidated balance sheets. In 2005, a Limited Liability Company Agreement was entered into with Forest City concerning the planned development of "The Village at Gulfstream Park™". The Limited Liability Company Agreement contemplates the development of a mixed-use project consisting of residential units, parking, restaurants, hotels, entertainment, retail outlets and other commercial uses on a portion of the Gulfstream Park property. Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. The $2.0 million deposit received to date from Forest City shall constitute the final $2.0 million of the initial capital contribution. MEC is obligated to contribute 50% of any and all equity amounts in excess of $15.0 million as and when needed. To March 31, 2006, MEC has not made any such contributions. In the event the development does not proceed, MEC may have an obligation to fund a portion of those pre-development costs incurred to that point in time. As at March 31, 2006, approximately $9.2 million of costs have been incurred by The Village of Gulfstream Park, LLC, which have been funded entirely by Forest City. The Limited Liability Company Agreement further contemplates additional agreements including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement to be executed in due course and upon the satisfaction of certain conditions.

(j)
In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso Affiliates Holdings and certain affiliates of MEC to develop certain undeveloped lands surrounding Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC agreed to fund 50% of approved pre-development costs in accordance with a preliminary business plan for each of these projects, with the goal of entering into Operating Agreements by May 31, 2005, which was extended by mutual agreement of the parties to May 15, 2006. Up to March 31, 2006, MEC has expended $3.3 million on this initiative, of which $1.5 million was paid in the three months ended March 31, 2006. These amounts have been included in MEC's fixed assets on the Company's unaudited interim consolidated balance sheets. MEC is continuing to explore these developmental opportunities, but to March 31, 2006 has not entered into definitive Operating Agreements on either of these potential developments. Under the terms of the Letter of Intent, MEC may be responsible to fund additional costs. To March 31, 2006, MEC has not made any such payments.

50    MI Developments Inc.      2006

(k)
On August 22, 2003, MEC completed the acquisition of a 30% interest in AmTote for a total cash purchase price, including transaction costs, of $4.3 million. MEC has an option to acquire an additional 30% equity interest in AmTote, exercisable at any time during the three-year period commencing on the date of acquisition (the "First Option"). If MEC exercises the First Option, it has a second option to acquire the remaining 40% equity interest in AmTote, exercisable at any time during the three-year period commencing on the date of exercise of the First Option. In addition, the shareholders of AmTote have the right to sell to MEC their remaining equity interest during the 120-day period following the exercise of the First Option.

13.  SUBSEQUENT EVENTS

(a)
On April 7, 2006, MEC announced that it had reached a definitive agreement with Churchill Downs Incorporated ("CDI") and Racing UK to partner in a subscription television channel called "Racing World" that will broadcast races from the Company's and CDI's racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland. Racing World, which launched on March 8, 2006, will offer exclusive distribution of MEC and CDI racing content. As part of the agreement, MEC, CDI and Racing UK will take ownership positions in Racing World, with MEC and CDI contributing their respective in-home video and wagering rights in the United Kingdom and Ireland, and Racing UK will manage the day-to-day channel operations.

(b)
Effective as of April 13, 2006, MEC has entered into agreements to sell a restaurant and related real estate located in the United States. Under the terms of the agreements, MEC will receive approximately $1.7 million at closing, subject to a working capital adjustment and other customary closing conditions. MEC expects this transaction to close on May 26, 2006 and to result in a gain of approximately $1.4 million. MEC is required to use the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility.

MI Developments Inc.      2006    51

Corporate Information

Board of Directors	Officers	Office Locations

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman
John Barnett
Lead Director; President and Chief Executive Officer, Rothmans, Benson & Hedges Inc. and Rothmans Inc.
Barry B. Byrd
Partner, Pineiro, Wortman & Byrd, P.A.
Neil G. Davis
Partner, Davis Webb LLP
Philip K. Fricke
President, PKF Financial Consultants, Inc.
Manfred Jakszus
Corporate Director
John D. Simonetti
Chief Executive Officer
Frank Vasilkioti
President, Aegis Corporate Financial Services Limited
Judson D. Whiteside
Senior Partner, Chairman and Chief Executive Officer,
Miller Thomson LLP

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice-Chairman
John D. Simonetti
Chief Executive Officer
Richard J. Crofts
Executive Vice-President,
Corporate Development,
General Counsel and Secretary
Doug R. Tatters
Executive Vice-President
and Chief Financial Officer
Robert S. Mintzberg
Controller
Douglas B. Nathanson
Vice-President and
Associate General Counsel

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada    L4G 7A9
Phone: (905) 713-6322
Fax: (905) 713-6332
www.midevelopments.com
 Magna Entertainment Corp.
337 Magna Drive
Aurora, Ontario, Canada    L4G 7K1
Phone: (905) 726-2462
Fax: (905) 726-7167
www.magnaentertainment.com
 United States
285 West Huntington Drive
Arcadia, California, USA 91007
Phone: (626) 574-7223

Transfer Agents and Registrars
Canada Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Phone: 1-800-564-6253 www.computershare.com	United States Computershare Trust Company, Inc. 350 Indiana Street Golden, Colorado, USA 80801 Phone: (303) 262-0600

Exchange Listings
Class A Subordinate Voting Shares	– Toronto Stock Exchange	(until June 5, 2006: MIM.SV.A; on and after June 5, 2006: MIM.A)
	– New York Stock Exchange	(MIM)
Class B Shares	– Toronto Stock Exchange	(until June 5, 2006: MIM.MV.B; on and after June 5, 2006: MIM.B)

Investor Relations Queries
Doug R. Tatters, Executive Vice-President and Chief Financial Officer (905) 726-7507

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario Canada L4G 7A9 Phone: (905) 713-6322 Fax: (905) 713-6332 www.midevelopments.com